PARK
ELECTROCHEMICAL CORP.

08053917

PARK ELECTROCHEMICAL CORP.



Received SEC
JUN 2 5 2008
Washington, DC 20549

PROCESSED
JUN 2 7 2008
THOMSON REUTERS

2008 Annual Report

Company Profile

Park Electrochemical Corp. is a global advanced materials company which develops and manufactures high-technology digital and RF/microwave printed circuit materials principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials, structures and components principally for the aerospace markets. Park's core capabilities are in the areas of polymer chemistry formulation, coating technology and advanced composite structures and component design and fabrication. The Company's manufacturing facilities are located in Singapore, China, France, Connecticut, New York, Kansas (under construction), Arizona, California and Washington.

Net Sales from Continuing Operations
(In Millions)


$500
400
300
200
100
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Diluted Earnings (Loss) per Share from Continuing Operations before Special Items


$2.50
2.00
1.50
1.00
0.50
0
-0.50
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Pre-tax Profit (Loss) from Continuing Operations before Special Items
(In Millions)


$80
60
40
20
0
-20
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Return on Stockholders' Equity from Continuing Operations before Special Items
(Percentage)


25%
20
15
10
5
0
-5
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Equity per Share


$18
15
12
9
6
3
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Cash Dividends per Share


$2.00
1.60
1.20
0.80
0.40
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

SEC Mail Processing
Section

JUN 25 2008

Washington, DC
110

Financial Highlights

(In thousands, except per share data)	March 2, 2008	Feb. 25, 2007	Feb. 26, 2006	Feb. 27, 2005	Feb. 29, 2004
Net sales	$241,852	$257,377	$222,251	$211,187	$194,236
Gross profit	62,454	64,107	54,601	43,250	32,700
Earnings from continuing operations before income taxes	43,294	44,142	32,359	23,796	32,744
Net earnings from continuing operations before special items	34,541	35,002	31,620	18,102	7,031
Net earnings (loss)	34,679	39,791	26,875	21,605	(3,852)
Diluted earnings per share from continuing operations before special items	1.70	1.72	1.57	.90	.35
Diluted earnings per share from continuing operations	1.70	1.96	1.33	1.08	1.50
Diluted earnings (loss) per share	1.70	1.96	1.33	1.08	(.19)
Cash dividends per share	1.82	1.32	1.32	1.26	.24
Average common shares outstanding	20,305	20,175	20,047	19,879	19,754
Working capital	239,060	233,767	214,934	206,714	197,453
Total assets	327,407	321,922	311,312	307,311	311,070
Long-term debt	—	—	—	—	—
Stockholders' equity	269,172	264,167	245,423	242,857	243,896
Equity per share	13.23	13.08	12.20	12.19	12.33

In fiscal year 2008, the Company recorded an employment termination benefits charge of $1,362 related to a workforce reduction at the Company's printed circuit materials facility in Mirebeau, France and a tax benefit of $1,500 relating to the reduction of tax reserves.

In fiscal year 2007, the Company recorded a tax benefit of $715 relating to the recognition of tax credits resulting from operating losses sustained in prior years in France, a pre-tax charge of $1,316 in connection with the termination of a life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, and a tax benefit of $499 relating to such insurance termination charge. In fiscal year 2007, the Company also recognized tax benefits of $3,500 relating to the elimination of certain valuation allowances previously established relating to deferred tax assets in the United States and $1,391 relating to the elimination of reserves no longer required as the result of the completion of a tax audit.

In fiscal year 2006, the Company recognized a tax benefit of $1,512 relating to the reversal of valuation allowances against deferred tax assets previously recorded in the United States and recorded a tax charge of $3,088 in connection with the repatriation of approximately $70,000 of accumulated earnings and profits of its subsidiary in Singapore, a pre-tax asset impairment charge of $2,280 for the write-off of construction costs related to the installation of a treater at the Company's printed circuit materials facility in Mirebeau, France and a pre-tax employment termination benefits charge of $889 related to a workforce reduction at the Company's printed circuit materials facility in Mirebeau, France.

In fiscal year 2005, the Company recorded a pre-tax gain of $4,745 as a result of the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore in November 2002. In fiscal year 2005, the Company also recorded pre-tax charges of $625 for severance payments resulting from workforce reductions at the Company's North American and European volume printed circuit materials operations.

In fiscal year 2004, the Company discontinued its financial support of its Dielektra GmbH subsidiary in Germany and treated Dielektra as a discontinued operation. Accordingly, the information in the table above relating to continuing operations excludes Dielektra's operating results and asset impairment charges. The after-tax losses (income) related to Dielektra's operating losses (income) and asset impairments for the fiscal years 2004 through 2002 were $33,761, $6,895 and $8,105, respectively. In fiscal year 2004, the Company also recorded pre-tax gains of $33,088 from litigation against Delco and $429 from the sale of real estate in the U.K. and a pre-tax charge of $8,469 for restructuring and workforce reductions at its North American volume printed circuit materials operations.

The information in the table above relating to continuing operations for fiscal years 2008, 2007, 2006, 2005 and 2004 includes all the benefits, charges and gains described in the preceding paragraphs, except net earnings (loss) from continuing operations before special items and diluted earnings (loss) per share from continuing operations before special items, which do not include such benefits, charges and gains.

Ten Year Statistical Growth Highlights

(In thousands, except per share data)

	Mar. 2 2008	Feb. 25, 2007	Feb. 26, 2006	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999
Operations										
Net sales	$241,852	$257,377	$222,251	$211,187	$194,236	$195,578	$201,681	$469,121	$381,685	$350,853
Cost of sales	179,398	193,270	167,650	167,937	161,536	168,921	185,014	355,400	310,532	295,034
Gross profit	62,454	64,107	54,601	43,250	32,700	26,657	16,667	113,721	71,153	55,819
Gross profit %	25.8	24.9	24.6	20.5	16.8	13.6	8.3	24.2	18.6	15.9
S, G & A	27,159	26,682	25,129	26,960	27,962	27,157	33,668	47,683	42,921	38,183
S, G & A %	11.2	10.4	11.3	12.8	14.4	13.9	16.7	10.1	11.2	10.9
Earnings (loss) from continuing operations	33,933	36,109	26,303	20,410	29,786	(51,159)	(33,514)	66,038	23,768	17,636
Earnings (loss) from continuing operations %	14.0	14.0	11.8	9.7	15.3	(26.2)	(16.6)	14.1	6.2	5.0
Earnings (loss) from continuing operations before income taxes	43,294	44,142	32,359	23,796	32,744	(47,899)	(28,141)	68,758	24,573	19,703
Net earnings (loss) from continuing operations before special items	34,541	35,002	31,620	18,102	7,031	3,589	(6,731)	47,795	20,383	15,396
Net earnings (loss) from continuing operations	34,679	39,791	26,875	21,605	29,909	(43,864)	(17,414)	47,795	18,488	15,396
Net earnings (loss) from continuing operations %	14.3	15.5	12.1	10.2	15.4	22.4	8.6	10.2	4.8	4.4
Diluted earnings (loss) per share from continuing operations before special items	1.70	1.72	1.57	.90	.35	.18	(.35)	2.39	1.04	.94
Diluted earnings (loss) per share from continuing operations	1.70	1.96	1.33	1.08	1.50	(2.23)	(.89)	2.57	1.13	.92
(Loss) earnings per share from discontinued operations	—	—	—	—	(1.69)	(.35)	(.42)	.08	(.01)	.00
Return on stockholders' equity %	12.9	15.1	11.0	8.9	(1.6)	(18.9)	(9.8)	24.2	10.6	9.3

In addition to the benefits, charges and gains described in the paragraphs following the "Financial Highlights" table on the preceding page, the after-tax losses (income) related to Dielektra's operating losses (income) and asset impairments for the fiscal years 2001 and 2000 were ($1,624) and $191, respectively, the Company recorded net, pre-tax charges in fiscal year 2003 totaling $50,659 related to the write-down of fixed assets at continuing operations in North America, the closure of its Nelco U.K. facility and workforce reductions at a North American business unit and a gain of $3,170 related to the sale of its Dielectric Polymers, Inc. subsidiary, the Company recorded pre-tax charges totaling $16,513 in fiscal year 2002 comprised of $15,707 related to the sale of its mass lamination business in Arizona and the closure of a related support facility and $806 related to restructuring and workforce reductions at continuing operations, and the Company recorded a charge of $4,464 in fiscal year 2000 related to the closure of its plumbing hardware business.

The information in the table above relating to continuing operations for fiscal years 2008, 2007, 2006, 2005, 2004, 2003, 2002 and 2000 includes all the benefits, charges and gains described in the paragraphs following the "Financial Highlights" table on the preceding page and in the preceding paragraph, except net earnings (loss) from continuing operations before special items and diluted earnings (loss) per share from continuing operations before special items, which do not include such benefits, charges and gains.

Financial Position

Current assets	271,039	266,332	253,661	243,662	240,082	210,585	210,361	268,611	236,779	230,196
Current liabilities	31,979	32,565	38,727	36,948	42,629	40,311	43,361	80,100	60,666	63,356
Working capital	239,060	233,767	214,934	206,714	197,453	170,274	167,000	188,511	176,113	166,840
Current ratio	8.5	8.2	6.6	6.6	5.6	5.2	4.9	3.4	3.9	3.6
Property, plant and equipment—net	47,188	49,895	54,370	63,251	70,569	90,503	149,810	159,309	125,977	118,012
Total assets	327,407	321,922	311,312	307,311	311,070	301,542	360,644	430,581	365,252	351,698
Long-term debt	—	—	—	—	—	—	—	97,672	100,000	100,000
Stockholders' equity	269,172	264,167	245,423	242,857	243,896	245,701	292,546	228,906	179,118	164,646
Total capitalization	269,172	264,167	245,423	242,857	243,896	245,701	292,546	326,578	279,118	264,646
Other Data										
Capital expenditures	4,525	4,793	4,293	3,330	4,509	6,168	25,686	53,411	26,646	23,860
Depreciation and amortization	8,286	8,992	9,645	10,202	11,978	17,973	16,257	16,724	16,264	14,291
Equity per share	13.23	13.08	12.20	12.19	12.33	12.48	14.89	14.23	11.30	10.53
Cash dividends per share	1.82	1.32	1.32	1.26	.24	.24	.24	.23	.21	.21
Average number of employees	906	942	978	1,109	1,150	1,400	1,690	2,650	2,380	2,140
Sales per employee	267	273	227	190	158	120	119	177	160	164
Average common shares outstanding	20,305	20,175	20,047	19,879	19,754	19,674	19,535	15,932	15,761	16,470

In Memory

Anthony Chiesa



October 28, 1920–January 30, 2008



A Message from the President and Chief Executive Officer

Brian E. Shore, President and Chief Executive Officer

Tony Chiesa

As we previously reported, Tony Chiesa passed away on January 30, 2008. Tony was a co-founder of Park Electrochemical Corp. in 1954 with my father, Jerry Shore. Tony served as a Vice President of Park until 1977. Tony also served on the Park Electrochemical Board of Directors from March 31, 1954, the date of Park's founding, until the date of Tony's passing on January 30, 2008. At the time of Tony's passing, Tony's tenure at Park was longer than that of any other person who was ever associated with Park.

Tony Chiesa was one of the kindest and most decent and honest people I have ever met in my life. In a world where real friends are few and loyalty is not highly honored or respected, Tony was a true friend to Park from its very first day in existence. And, to me personally, Tony was more than a friend. Tony was family. I will miss Tony very much, and I will never forget him. Tony was a man I truly loved. We are so grateful for the years of quiet dignity and devotion Tony gave to Park. We wish Tony's wonderful family well.

PARK'S ADVANCED MATERIALS COMPANY STRATEGY—A REVIEW

I spoke at length in my 2006 and 2007 Annual Report messages about the reinvention of Park Electrochemical into an Advanced Materials Company and Park's strategy as an Advanced Materials Company. In addition, I commented in my 2007 Annual Report message that I believed the fundamental reinvention of Park into an Advanced Materials Company had essentially been completed. The following is a graphical representation of Park's Advanced Materials Company strategy.

ADVANCED MATERIALS COMPANY STRATEGY


Nelcote®
Product Line
Advanced
Composite Materials
- Aerospace
- General Aviation
Nelco®
Product Line
Digital Printed
Circuit Materials
- Telecom
- Internet Infrastructure
- High End Computing
Park Electrochemical
(Advanced Materials)
Core Capabilities:
Polymer Chemistry
Formulation / Coating
Technology
Nelco®
Product Line
RF Microwave Printed
Circuit Materials
- Wireless
Communications
?
?

Park's core capabilities of Polymer Chemistry Formulation and Coating Technology depicted in the center circle above represent the unifying elements for Park's product lines and for Park as a company. The product lines depicted in the first ring above are based upon, emanate from, and are renewed by, these Advanced Materials core capabilities. These product lines represent different applications of Park's Advanced Materials core capabilities in different end markets, but they relate back to the unifying core capabilities nevertheless. These product lines generally consist of formulated polymer resin chemistries coated on a substrate or reinforcement. (By the way, the question marks depicted in the first ring represent new market and development opportunities related to new product lines based upon Park's Advanced Materials core capabilities.)

EXPANDED ADVANCED MATERIALS STRATEGY INCLUDING NEW "SECOND RING"


Nova™
Product Line
Advanced Composite
Structures and
Components
- Aircraft
- Aerospace
Nelcote®
Product Line
Advanced
Composite Materials
- Aerospace
- General Aviation
Nelco®
Product Line
Digital Printed
Circuit Materials
- Telecom
- Internet Infrastructure
- High End Computing
?
Park Electrochemical
(Advanced Materials)
Core Capabilities:
Polymer Chemistry
Formulation / Coating
Technology
Nelco®
Product Line
RF Microwave Printed
Circuit Materials
- Wireless
Communications
?
?
?
?

EXPANSION OF ADVANCED MATERIALS COMPANY STRATEGY—THE SECOND RING

During our 2008 fiscal year, we expanded Park's Advanced Materials Company strategy by adding a "Second Ring" of product lines to Park's portfolio. The Second Ring of product lines generally consists of structures, parts, components or end-products fabricated with the reinforced or coated formulated resin materials depicted in Park's first or inner ring of product lines. The adjacent graphic is a representation of Park's expanded Advanced Materials Company Strategy which now includes the new Second Ring of product lines.

The new product lines depicted in the Second Ring may be one step removed from the Advanced Materials core capabilities of polymer chemistry formulation and coating technology depicted in the center circle, but those product lines are nevertheless based upon and emanate from those same Advanced Materials core capabilities. So, although Park has expanded the scope of its Advanced Materials Company strategy by adding a Second Ring of product lines to its portfolio, Park and all of its product lines remain unified by Park's Advanced Materials core capabilities. Park expanded its Advanced Materials Company strategy by adding the "Second Ring" in order to accelerate its penetration into certain key target markets, such as aircraft manufacturing. The acquisition of Nova Composites, Inc. and the potential new plant in Mexico discussed below are examples of activities intended to develop the Second Ring of Park's Advanced Materials Company strategy. (The question marks depicted in the Second Ring represent new market and development opportunities related to new product lines manufactured with the reinforced or coated formulated resin materials depicted in the inner ring.)

The following is a review of certain of Park's recent development activities and initiatives.

DEVELOPMENT ACTIVITIES RELATED TO INNER RING OF PRODUCT LINES

New Kansas Advanced Composite Materials Facility

As we previously announced, Park is constructing a new Advanced Composite Materials development and manufacturing facility located at the Newton City-County Airport in Newton, Kansas. This facility will focus on the development and manufacture of Park's Nelcote® Advanced Composite Materials Product Line for aircraft structures and components. The facility, which is scheduled for completion by the end of the 2008 calendar year, will contain approximately 50,000 square feet of manufacturing, laboratory and office space. Newton, Kansas is located approximately 20 miles north of Wichita, Kansas, which is home to a number of major General Aviation aircraft manufacturers. Park is situating this new facility in the greater Wichita area in order to be in a position to work closely with, and to more effectively support, the Wichita aircraft manufacturing community. This new facility will be operated by Park's recently incorporated wholly owned subsidiary, Park Aerospace Materials Corp. Recent photographs of this facility under construction can be seen on page 7 of this Report.

"Pioneer Plant"
Park's new "Pioneer Plant" located on Pioneer Road in Jurong, Singapore, was recently completed and commissioned for operations. Our new Pioneer Plant develops and manufactures Park's Nelcote® Advanced Composite Materials Product Line principally for the emerging Asian aircraft manufacturing industry. Since we believe the Asian aircraft manufacturing industry, which is still somewhat in its infancy, will grow significantly over the next ten years, we are optimistic about the prospects for our new Pioneer Plant during that period. As we previously reported, our Pioneer Plant is being operated and managed by our Nelco Products Pte. Ltd. business unit also located in Jurong, Singapore. Park's Pioneer Plant will serve as the sister-plant to our new Kansas Advanced Composite Materials facility discussed above.

DEVELOPMENT ACTIVITIES RELATED TO SECOND RING OF PRODUCT LINES

Acquisition of Nova Composites, Inc.
Park recently announced that its new wholly owned subsidiary, Park Aerospace Structures Corp., acquired substantially all the assets and business of Nova Composites, Inc. located in Lynnwood, Washington. The acquired business is now being operated by and under the name of Park Aerospace Structures Corp. Nova Composites produced complex composite structures, components and parts for the aerospace industry. These structures and parts are manufactured and fabricated with Park's Nelcote® Advanced Composite Materials Product Line, as well as composite materials or "prepregs" supplied by other companies. Park's new advanced composite structures and parts product line is referred to as the "Nova™ Product Line". Park Aerospace Structures Corp. focuses on the engineering and design of advanced composite parts and the tooling for those parts, as well as production of more complex composite parts and structures, for the aerospace industry.

Proposed Mexico Plant
Although a final decision has not been made, Park is currently seriously exploring the possibility of establishing a manufacturing plant in Mexico to produce Park's Nova™ aircraft parts and structures product line. The proposed Mexico plant is intended to complement the Park Aerospace Structures Corp. plant in Lynnwood, Washington. While the Lynnwood plant focuses more on the engineering, design and smaller production runs of complex composite parts (and tooling engineering and design), the proposed Mexico plant is intended to focus more on volume manufacturing of Park's Nova™ composite aircraft parts product line. Since the proposed Mexico plant is intended for volume production, it would likely be larger than the Lynnwood plant. As with Park's Lynnwood plant, the aircraft parts and structures produced at the proposed Mexico plant would be manufactured with Park's Nelcote® Advanced Composite Materials Product Line, as well as composite materials supplied by other companies.

Acquisition Activities
As previously announced, in November of 2007, Park participated in the auction of the assets and business of Columbia Aircraft Manufacturing Corporation conducted by the United States Bankruptcy Court in Portland, Oregon. Columbia Aircraft produced a line of general aviation aircraft manufactured entirely with advanced composite materials similar to Park's Nelcote® Advanced Composite Materials Product Line. Ultimately, another company purchased Columbia Aircraft. However, Park was interested in acquiring the Columbia Aircraft business because Columbia's products were produced with advanced composite materials and the company was strategically positioned in Park's target market of general aviation aircraft manufacturing. Similarly, Park has recently investigated potential acquisitions of other companies which are strategically positioned in the general aviation aircraft manufacturing industry and whose products are produced using Park's Nelcote® Advanced Composite Materials Product Line or similar composite materials.

THANK YOU

Thank you for taking the time to read my letter to you. Our 2008 fiscal year was a dynamic year for Park, and it is difficult, as a result, to capture and properly review all of Park's key activities and initiatives during the year. Hopefully, this letter at least conveys some sense of our key activities during the year, as well as our strategic focus for the future. (Actually, I suspect our 2009 fiscal year will prove to be equally dynamic.) Please do take the time to read the additional pieces written by some of Park's other leaders on pages 8 through 11 of this Report.

I appreciate your interest in our company. Thank you, again.

Sincerely,

Brian E. Shore, *President and Chief Executive Officer*

Park's Global Manufacturing Locations


Lynnwood, WA
Newburgh, NY
Waterbury, CT
Mirebeau, FR
Fullerton, CA
Singapore
Melville, NY
(Parent Company Offices)
Zhuhai, PRC
Tempe, AZ
Newton, KS
Lannemezan, FR

Newton, Kansas Facility







January 17, 2008 Groundbreaking Ceremony for Park's New Kansas Facility; New Wide Hot-Melt Coating Line currently being installed in Kansas Facility; Recent Aerial View of Park's New Kansas Facility under Construction.



Global Development Projects

Kansas is a windy place. However, at the south end of runway 17-35 at Newton City-County airport in Newton, Kansas, there is a large new building that will break things up a bit. This is the site of Park Aerospace Materials Corp.

Ground was broken in January and construction is proceeding at a rapid pace. At this writing, the building is largely enclosed with the roof, floor and exterior walls almost complete. Power has been brought to the building and interior framing and installation of utilities is under way. We remain on schedule for building completion in the late July–early August time frame.

Plans for outfitting the plant with manufacturing and test gear are also progressing. The machine generating the most excitement is the new, 60 inch wide, hot melt film casting and impregnation system. This system is designed to produce resin impregnated woven fabrics and uni-directional fiber "tape". A number of different reinforcement materials may be used, but one of the most interesting would be high strength carbon fiber. This material is seeing ever increasing application in the aerospace field. The system arrived in the latter part of May. We had scheduled the building construction in such a way that necessary portions of the building were completed at the time of arrival, and installation of the system commenced immediately as it will take approximately ten weeks to complete this task.

Complementing the hot melt system will be a new, also 60 inch wide, horizontal solution coating line. This line is due for delivery at the end of September and will take approximately six weeks to install. The drying oven supplied with this line is a particular design known as a "floater" and literally moves the product through the machine on a cushion of air.

Rounding out the equipment set will be the 24 inch hot melt system presently located at Park Advanced Composite Materials, Inc. in Waterbury, Connecticut and a second solution coater yet to be specified.

The Park Aerospace Materials facility will house a well equipped quality assurance ("QA") laboratory as well as Park Electrochemical Corp.'s primary mechanical laboratory. Capabilities will include sample lay-up, oven and autoclave curing, machining, environmental conditioning, instrumentation and multimodal structural load testing. Polymer formulation responsibility will remain with the portion of the R&D team located at Neltec, Inc. in Tempe, Arizona.

Coincident with this work in Middle America, our Asian operations were engaged with other new projects. In Singapore, the advanced composite materials "Pioneer Plant" was completed and commissioned at the end of the 2008 fiscal year. This plant is equipped with a vertical solution treater which was re-located from the Nelco Products Pte. Ltd. printed circuit materials plant in Singapore and modified to better meet the needs of composite material impregnation and handling. The first commercial sale of material manufactured at the Pioneer Plant occurred in April 2008.

Moving north to our factory in Zhuhai, China, we see more activity. In order to increase the plant's flexibility, a plan was implemented to add lamination capability for polytetrafluoroethylene ("PTFE") based materials. These materials possess unique electrical properties making them extraordinarily useful for radio frequency ("RF") applications. However, the physical properties of the materials make them much more challenging to process. For example, lamination temperatures are almost double those of our other high performance printed circuit materials, approaching 800 degrees Fahrenheit. To meet these demanding process conditions, highly specialized heating, control and cooling systems must be designed and installed in the factory. One of the existing lamination presses is being modified to operate at these elevated temperatures.

Looking ahead, it appears that this busy pace will continue. At this writing, a team of Park personnel is immersed in the task of defining and designing a large aircraft composite parts manufacturing plant. Recognizing the continued march of globalization, even in the General Aviation aircraft manufacturing industry, a probable site for this factory may be south of the border in Mexico.

Lou Stans *Vice President of Engineering, Quality and Research and Development*

Product and Market Development



The trend toward high temperature lead free assembly of printed circuit assemblies continued in the 2008 fiscal year. In the last fiscal year, we saw an increased emphasis in the transition of high performance, high speed circuits to lead free assembly. The transition of high speed digital designs to lead free assembly increased the demand for Park's Nelco® N4000-13EP material, which extended our well respected N4000-13 material family into high-temperature assembly. The marketing team continues to work with customers and original equipment manufacturers ("OEMs") to identify current and future material requirements that will position Park to meet these demands. Our research and development activities are supported by the valuable feedback that we gain from our close relationships with our customers.

During the 2008 fiscal year, we continued our efforts to work closely with the General Aviation community to meet the needs of this important sector of the aviation composite prepreg industry. Our efforts were rewarded with a major qualification of our new Nelcote® F-529 phenolic prepreg for both General Aviation aircraft interiors and cargo conversion of commercial aircraft. Commercially released in May 2007, Nelcote® F-529 was designed without the hazardous bromine and antimony compounds typically used to fire-retard aircraft interior materials. While there are no current government regulations banning these compounds on aircraft, F-529 provides aircraft designers with an environmentally friendly material that has the added benefit of superior processability and performance. At the close of the 2008 fiscal year, Park was working with additional customers to qualify Nelcote® F-529 on new and existing aircraft programs.

In addition to composite prepregs for aircraft interiors, Park continues to actively pursue carbon fiber prepreg used in the primary structures of General Aviation aircraft. In the past year, we continued to develop a database of Federal Aviation Administration ("FAA") accepted, publicly available material properties through the National Center for Advanced Material Performance ("NCAMP") in Wichita, Kansas. We have two products currently undergoing testing under FAA supervision. When complete, this testing will allow aircraft designers to use our Nelcote® E-752 carbon fiber prepreg on aircraft with significantly reduced qualification time and cost.

At the close of the 2008 fiscal year, Park was in the process of completing the acquisition a composite structures manufacturing business in Lynnwood, Washington. Park Aerospace Structures Corp. was formed in April 2008 as a result of this successful acquisition. The Nova™ Product Line of aerospace composite structures is now central to Park's core strategy of becoming the premier supplier of composite materials, structures and components to the General Aviation market. Our new Nova™ Product Line represents Park's capability to design and manufacture high-strength carbon fiber composite structures and components that reduce the weight and complexity of existing structures. By assisting aircraft manufacturers to design structures and parts that take full advantage of the unique advantages of composite materials, Park can help its customers reduce part count and assembly time, all with the benefit of increased strength and reduced weight. The combination of 50 years of prepreg manufacturing with the unique manufacturing technologies embodied in the Nova™ Product Line position Park to offer unique capability to the General Aviation aircraft manufacturing community.

David Dahlquist *Director of Marketing*



Strategic Supplier Relations

One of the most challenging aspects of supplier relationship management is maintaining a competent, capable and competitive base of suppliers to service Park's various business units around the world.

Supplier relationships are different from simple purchasing transactions in several ways. First, there is a commitment to the supplier. This is in fact a shared commitment, and it does not occur instantaneously. It must be developed over a period of interaction during which the parties. evaluate each other and determine if there is a "fit". Another element of these supplier relationships is advanced planning. Buyers don't just communicate with suppliers when a procurement need arises; they also contact them in order to discuss their future needs and to determine how best to satisfy those needs by working together.

While both of those distinguishing features are fundamental to a successful relationship, a third element is also important. This is the company's attitude toward its suppliers with regard to how it views their role in achieving Park's goals. Park works to forge strong supplier relationships and sees selected suppliers as partners and not just simple commodity providers. This basic difference in how the relationship is perceived has had a profound affect on the way Park communicates and works with its global supply base.

As a result of this partnership mindset, Park has been successful in mitigating the ups and downs of a fickle market place. Through creation of mutually beneficial relationships with key suppliers, we are able to meet the challenges and demands of an uncertain world market.

A company can be measured in many ways—performance and quality of its products, customer satisfaction, ability to meet changing demand and profitability and return on investment are some of the metrics. Here at Park, we truly believe our success starts with our suppliers.

At Park we pride ourselves in the relationships we have established and nurtured with our suppliers. The foundation Park has built with the suppliers of our raw materials provides a solid footing which will support our future growth and expansion. Park will continue to maintain and propagate these supplier relations. Building on our already firm base of responsible and prosperous business practices and with the assistance of our suppliers Park is an unstoppable and formidable presence in the world market.

Marty Kendrick *Vice President of Global Supplier Relations*

Global Sales



One of the most important occurrences of the 2008 fiscal year can be summarized in the accompanying chart. Increasing the market penetration of high performance printed circuit materials and decreasing our reliance on standard FR4 printed circuit materials is one of our longest running and most successful initiatives. In the 2008 fiscal year, we hit an important milestone—more than half of our sales into the worldwide printed circuit materials market were high performance materials. These include RF materials, polyimide, BT, cyanate ester, and of course the N4000-13 family of materials.

We spend considerable time reflecting on what has contributed to our success. Certainly the unique attributes of the Nelco® N4000-13 family of printed circuit materials are important. As a Sales and Marketing person, I would be remiss if I didn't also give credit to Sales and Marketing teams who put in the hours, and the miles, in their efforts to grow our business. There is at least one additional factor that deserves serious emphasis—our Business Units, and their talent for delivering printed circuit materials that are on time even given demanding quick turn requirements, and materials of consistently high quality. It is an advantage we enjoy, yet it is not an advantage that is easily duplicated. We call it "execution". When the Business Unit executes well, the customer learns who they can depend on, and that is something of significant value.

During the 2008 fiscal year, we continued to place great emphasis and exert large amounts of effort into growing our Nelcote® Advanced Composite Materials Product Line, particularly with General Aviation aircraft manufacturing customers. Our mission is not complete, and we recognize this. We concentrate day to day on doing the right things, following up diligently, and understanding our customers' needs holistically. From a higher level, we believe that our day to day actions, as well as the construction of our newly commissioned Pioneer Plant in Singapore and our soon to be completed Park Aerospace Materials Corp facility in Kansas, demonstrate our commitment to the General Aviation aircraft manufacturing industry.

As the new fiscal year begins, we are introducing our new Nova™ aircraft composite parts and structures Product Line to the market. We are really pretty excited about this new product line, as we believe it will accelerate our penetration into our key target market of General Aviation aircraft manufacturing. It seems that, at Park, we are never done learning new things and taking on new challenges...and that is good for all of us!

Tony DiGaudio *Vice President of Marketing and Sales*

Worldwide High Performance Sales from Continuing Operations
(Percentage of Worldwide Printed Circuit Material Sales)



60%
50
40
30
20
10
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Worldwide High Temperature Sales from Continuing Operations
(Percentage of Worldwide Printed Circuit Material Sales)



100%
80
60
40
20
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

General:

Park is a global advanced materials company which develops, manufactures and markets high-technology digital and RF/microwave printed circuit materials principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials, structures and components principally for the aerospace markets. The Company's manufacturing facilities are located in Singapore, China, France, Connecticut, New York, Arizona, California and Washington. The Company's products are marketed and sold under the Nelco®, Nelcote® and Nova™ names.

The global electronics manufacturing industry, which had become extremely and unsustainably overheated in the 1990s and into calendar year 2000, collapsed in calendar year 2001, and has not recovered since that collapse. The Company believes that the industry has become a mature industry, and the Company does not expect significant non-cyclical, sustainable growth from that industry in the future.

The comparisons of the Company's results of operations for its 2008 fiscal year ended March 2, 2008 to the Company's results of operations for its 2007 fiscal year ended February 25, 2007 are impacted by the facts that the 2008 fiscal year consisted of 53 weeks and the 2007 fiscal year consisted of 52 weeks.

The Company's net sales declined in the fiscal year ended March 2, 2008 compared with the fiscal year ended February 25, 2007 as a result of decreases in sales of the Company's printed circuit materials in North America and Europe; and, consequently, the Company's earnings from operations and net earnings were lower in the 2008 fiscal year than in the 2007 fiscal year.

The Company's net earnings for the fiscal year ended March 2, 2008 were increased by a tax benefit of $1.5 million recorded by the Company in the 2008 fiscal year fourth quarter relating to a reduction of tax reserves in the United States related to transfer pricing and were reduced by a charge of $1.4 million recorded by the Company in the 2008 fiscal year fourth quarter for employment termination benefits and other expenses related to a restructuring and workforce reduction at the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France.

The Company's net earnings for the fiscal year ended February 25, 2007 were increased by a tax benefit of $0.7 million recorded by the Company in the 2007 fiscal year fourth quarter relating to the recognition of tax credits resulting from operating losses sustained in prior years in France and by tax benefits recognized by the Company in the 2007 fiscal year second quarter of $3.5 million relating to the elimination of certain valuation allowances previously established relating to deferred tax assets in the United States, $1.4 million relating to the elimination of reserves no longer required as the result of the completion of a tax audit and $0.5 million relating to the termination of a life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, and such net earnings were reduced by a pre-tax charge of $1.3 million recorded by the Company in the 2007 fiscal year second quarter relating to the termination of such insurance arrangement.

The decline in the Company's operating performance during the 2008 fiscal year was attributable principally to decreases in total sales of the Company's printed circuit materials products, which were only partially offset by higher percentages of sales of higher margin, high performance printed circuit materials products and by a higher percentage of sales by the Company's operations in Singapore.

The Company believes that the markets for its printed circuit materials products have contracted from the levels that existed in the 2007 fiscal year. Consequently, sales of the Company's printed circuit materials products decreased in the 2008 fiscal year compared to the 2007 fiscal year. The markets for the Company's advanced composite materials products continued to be relatively strong during the 2008 fiscal year, and sales of the Company's advanced composite materials products increased in the 2008 fiscal year compared to the prior fiscal year.

The global markets for the Company's printed circuit materials products continue to be very difficult to forecast, and it is not clear to the Company what the condition of the global markets for the Company's printed circuit materials products will be in the 2009 fiscal year. The Company believes that the markets for its advanced composite materials products will continue to be strong during the 2009 fiscal year.

In the first quarter of the Company's 2009 fiscal year, the Company's new wholly owned subsidiary, Park Aerospace Structures Corp., acquired substantially all the assets and business of Nova Composites, Inc., a designer and manufacturer of aircraft composite structures and components and the tooling for such structures and components, located in Lynnwood, Washington, for a cash purchase price of $4.5 million paid at the closing of the acquisition and up to an additional $5.5 million payable over five years depending on the achievement of specified earn-out objectives.

In the fourth quarter of the 2008 fiscal year, the Company opened its new advanced composite materials manufacturing plant in Singapore, which it had acquired in the 2007 fiscal year and modified and expanded for use as a composite materials manufacturing plant. In the fourth quarter of the 2008 fiscal year, the Company also commenced the construction of a new development and manufacturing facility in Newton, Kansas to produce advanced composite materials principally for the general aviation aircraft segment of the aerospace industry. As previously announced, the Company plans to spend approximately $15 million on the facility and equipment in Kansas.

As previously reported, the Company discontinued its participation in the bidding for certain of the assets and business of Columbia Aircraft Manufacturing Corporation ("Columbia") in an auction conducted in the United States Bankruptcy Court for the District of Oregon in Portland, Oregon on November 27, 2007 and incurred approximately $0.5 million in out-of-pocket expenses relating to its extensive due diligence investigation of Columbia in Bend, Oregon and elsewhere, all of which was expensed in the 2008 fiscal year third quarter ended November 25, 2007.

In the fourth quarter of the 2008 fiscal year, the Company also recorded a tax benefit of $1.5 million relating to the reduction of tax reserves.

In the first quarter of the 2007 fiscal year, the Company completed the construction of a new manufacturing facility in the Zhuhai Free Trade Zone in Guangdong Province in southern China. The Company is in the process of modifying certain of the equipment in this facility so that it can laminate PTFE based circuitry materials in Asia. In addition, the Company upgraded its printed circuit materials treating operation in Singapore during the 2007 fiscal year third quarter so that such operation is capable of treating the Company's full line of advanced printed circuit materials in Singapore, except polytetrafluoroethylene ("PTFE") materials.

In addition, during the 2006 fiscal year, the Company completed the installation of an additional large treater at its advanced composite materials facility in Waterbury, Connecticut, which has significantly increased the treating capacity of that facility.

While the Company continues to expand and invest in its business, it also continues to make additional adjustments to certain of its operations, which resulted in workforce reductions. In the 2008 fiscal year fourth quarter, the Company's electronic materials business unit located in Mirebeau, France, Neltec Europe SAS, completed a restructuring of its operations and a reduction of its workforce in response to the continuing erosion of the markets for electronic materials in Europe and the continuing migration of such markets to Asia, and the Company recorded a one-time charge of approximately $1.4 million in such quarter for employment termination benefits and other expenses resulting from such restructuring and workforce reduction. In addition, in the 2006 fiscal year first and second quarters, the Company reduced the size of the workforce at its Neltec Europe SAS business unit as a result of deterioration of the European market for high-technology printed circuit materials, and it recorded an employment termination benefits charge of $1.1 million during the 2006 fiscal year first quarter, $0.2 million of which was reversed in the 2006 fiscal year fourth quarter.

During the 2007 fiscal year's second quarter, the Company recorded a pre-tax charge of $1.3 million in connection with the termination of an insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, and recognized a $0.5 million tax benefit relating to this insurance termination charge. The termination of the insurance arrangement involved a payment of $1.3 million by the Company to Mr. Shore in January 2007, which resulted in a net cash cost to the Company of $0.7 million, after the Company's receipt of a portion of the cash surrender value of the insurance policies. During the 2007 fiscal year's second quarter, the Company also recognized a tax benefit of $3.5 million relating to the elimination of certain valuation allowances previously established relating to deferred tax assets in the United States and a tax benefit of $1.4 million relating to the elimination of reserves no longer required as the result of the completion of a tax audit.

Fiscal Year 2008 Compared with Fiscal Year 2007:

The Company's total net sales worldwide declined, while its sales of its advanced composite materials increased, in the fiscal year ended March 2, 2008 compared to the fiscal year ended February 25, 2007, following increases in total net sales worldwide in the 2007 fiscal year compared to the 2006 fiscal year.

The reduced sales in the 2008 fiscal year resulted in a slightly lower gross profit in the 2008 fiscal year than in the 2007 fiscal year, although the Company experienced a slight improvement in the Company's gross profit margin in the 2008 fiscal year, following substantial improvements in the 2007 fiscal year compared to the 2006 fiscal year and in the 2006 fiscal year compared to the 2005 fiscal year.

The Company's gross profit in the 2008 fiscal year was lower than its gross profit in the prior fiscal year primarily as a result of reduced total sales of printed circuit materials products, which were less than offset by higher percentages of sales by the Company of its higher margin, high performance printed circuit materials products and a higher percentage of sales by the Company's operations in Singapore.

Sales of the Company's advanced composite materials products increased during the 2008 fiscal year primarily as a result of the strength of the aerospace markets for advanced composite materials. Sales of advanced composite materials were 9% of the Company's total net sales worldwide in the 2008 fiscal year and 8% of the Company's total net sales worldwide in the 2007 fiscal year.

The Company's financial results of operations in the 2008 fiscal year were slightly enhanced by a tax benefit of $1.5 million recorded by the Company in the 2008 fiscal year fourth quarter resulting from the reduction of tax reserves, which was partially offset by a charge of $1.4 million recorded by the Company in the 2008 fiscal year fourth quarter for employment termination benefits and other expenses resulting from a restructuring and workforce reduction at the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France.

The Company's financial results of operations in the 2007 fiscal year were enhanced by the tax benefit of $0.7 million recorded by the Company for the recognition of tax credits resulting from operating losses sustained in prior years in France and by the tax benefits of $3.5 million relating to the elimination of certain valuation allowances previously established related to deferred tax assets in the United States, $1.4 million relating to the elimination of reserves no longer required as the result of the completion of a tax audit and $0.5 million relating to the termination of a life insurance agreement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, which benefits were partially offset by a pre-tax charge of $1.3 million relating to the termination of the insurance agreement with Jerry Shore.

Results of Operations

The Company's total net sales worldwide for the fiscal year ended March 2, 2008 decreased 6% to $241.9 million from $257.4 million for the fiscal year ended February 25, 2007. The decrease in net sales was the result of decreased sales by the Company's operations in North America and Europe, which were only partially offset by increased sales by the Company's operations in Asia and by increased sales of the Company's high technology printed circuit materials and advanced composite materials.

The Company's foreign operations accounted for $118.8 million of sales, or 49% of the Company's total net sales worldwide, during the 2008 fiscal year, compared with $117.0 million of sales, or 45% of total net sales worldwide during the 2007 fiscal year and 44% of total net sales worldwide during the 2006 fiscal year. Sales by the Company's foreign operations during the 2008 fiscal year increased 2% from the 2007 fiscal year primarily as a result of increases in sales by the Company's operations in Asia.

For the fiscal year ended March 2, 2008, the Company's sales in North America, Asia and Europe were 51%, 37% and 12%, respectively, of the Company's total net sales worldwide compared with 55%, 32% and 13% for the fiscal year ended February 25, 2007. The Company's sales in Asia increased 10% in the 2008 fiscal year over the 2007 fiscal year, while its sales in North America decreased 12% and its sales in Europe decreased 19% in the 2008 fiscal year compared to the 2007 fiscal year.

The overall gross profit as a percentage of net sales for the Company's worldwide operations improved to 25.8% during the 2008 fiscal year compared with 24.9% during the 2007 fiscal year. The improvement in the gross profit margin was attributable to higher percentages of sales of higher margin, high performance printed circuit materials and a higher percentage of sales by the Company's operations in Singapore, partially offset by higher copper foil costs in the 2008 fiscal year than in the 2007 fiscal year and by lower total sales volumes in the 2008 fiscal year.

During the fiscal year ended March 2, 2008, the Company's total net sales worldwide of high temperature printed circuit materials, which included high performance materials (non-FR4 printed circuit materials), were 99% of the Company's total net sales worldwide of printed circuit materials, compared with 97% for last fiscal year.

The Company's high temperature printed circuit materials include its high performance materials (non-FR4 printed circuit materials), which consist of high-speed, low-loss materials for digital and RF/microwave applications requiring lead-free compatibility and high bandwidth signal integrity, bismalimide triazine ("BT") materials, polyimides for applications that demand extremely high thermal performance, cyanate esters, and polytetrafluoroethylene ("PTFE") materials for RF/microwave systems that operate at frequencies up to 77GHz.

During the fiscal year ended March 2, 2008, the Company's total net sales worldwide of high performance printed circuit materials (non-FR4 printed circuit materials) were 52% of the Company's total net sales worldwide of printed circuit materials, compared with 42% for last fiscal year.

The Company's cost of sales declined by 7% in the 2008 fiscal year from the 2007 fiscal year as a result of lower sales and lower production volumes in the 2008 fiscal year than in the 2007 fiscal year. The Company's cost of sales as a percentage of net sales also decreased slightly in the 2008 fiscal year compared to the prior year resulting in a slight gross profit percentage improvement, which was attributable to higher percentages of sales of higher margin, high performance printed circuit materials and a higher percentage of sales by the Company's operations in Singapore.

Selling, general and administrative expenses increased by $0.5 million, or by 2%, during the 2008 fiscal year compared with the 2007 fiscal year, and these expenses, measured as a percentage of sales, were 11.2% during the 2008 fiscal year compared with 10.4% during the 2007 fiscal year. Such expenses were higher in the 2008 fiscal year primarily as a result of the out-of-pocket expenses incurred by the Company related to its due diligence investigation of Columbia Aircraft Manufacturing Corporation discussed below and the additional week in the 53-week 2008 fiscal year compared to the 52-week 2007 fiscal year. The higher percentage in the 2008 fiscal year was the result of lower sales in such year and the aforementioned out-of-pocket expenses. In addition, selling, general and administrative expenses in the 2007 fiscal year were reduced by a reduction in the fourth quarter of restructuring reserves established in prior years for the Company's operations in Europe. Selling, general and administrative expenses included $1.4 million for the 2008 fiscal year for stock option expenses compared to $1.3 million for the 2007 fiscal year, which the Company recorded pursuant to Statement of Financial Accounting Standards 123(R). No such stock option expenses were recorded in the 2006 fiscal year, prior to the adoption of Statement of Financial Accounting Standards 123(R).

In the 2008 fiscal year fourth quarter, the Company recorded a tax benefit of $1.5 million relating to the reduction of tax reserves and a charge of $1.4 million for employment termination benefits and other expenses resulting from the restructuring and workforce reduction at the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France.

During the 2008 fiscal year third quarter, the Company incurred approximately $0.5 million in out-of-pocket expenses related to its extensive due diligence investigation of Columbia Aircraft Manufacturing Corporation ("Columbia") located in Bend, Oregon in preparation for its participation in the bidding for certain of the assets and business of Columbia in an auction conducted in the United States Bankruptcy Court for the District of Oregon in Portland, Oregon on November 27, 2007. The Company had submitted an initial bid for certain of the assets and business of Columbia on November 20, 2007 after conducting extensive due diligence at Columbia in Bend, Oregon and elsewhere. The Company participated in the auction in the Bankruptcy Court in Portland on November 27, 2007 but chose to discontinue its participation in the auction bidding process.

In the 2007 fiscal year fourth quarter, the Company recorded a tax benefit of $0.7 million relating to the recognition of tax credits resulting from operating losses sustained in prior years in France. In the 2007 fiscal year second quarter, the Company recorded a pre-tax charge of $1.3 million in connection with the termination of a life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, and recognized a tax benefit of $0.5 million relating to this insurance termination charge. The termination of the insurance arrangement involved a payment of $1.3 million by the Company to Mr. Shore in January 2007, which resulted in a net cash cost to the Company of $0.7 million, after the Company's receipt of a portion of the cash surrender value of the insurance policies. During the 2007 fiscal year second quarter, the Company also recognized a tax benefit of $3.5 million relating to the elimination of certain valuation allowances previously established relating to deferred tax assets in the United States and a tax benefit of $1.4 million relating to the elimination of reserves no longer required as the result of the completion of a tax audit.

For the reasons set forth above, the Company's earnings from operations for the 2008 fiscal year, including the tax benefit described above relating to the reduction of tax reserves and the charge described above for employment termination benefits and other expenses resulting from the workforce reduction in France, were $33.9 million, and earnings from operations for the 2007 fiscal year, including the charge described above relating to the termination of the life insurance arrangement, were $36.1 million. The net impacts of the charges and tax benefit described above were to decrease earnings from operations by $1.4 million for the 2008 fiscal year and to decrease earnings from operations by $1.3 million for the 2007 fiscal year.

Interest and other income, net, principally investment income, increased 17% to $9.4 million for the 2008 fiscal year from $8.0 million for the 2007 fiscal year. The increase in investment income was attributable to higher prevailing interest rates and larger amounts of cash available for investment during the 2008 fiscal year. The Company's investments were primarily in short-term taxable instruments. The Company incurred no interest expense during the 2008, 2007 or 2006 fiscal years. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate was 19.9% for the 2008 fiscal year compared to 9.9% for the 2007 fiscal year. The 2008 fiscal year tax rate included the tax benefit relating to the reduction of tax reserves, and the 2007 fiscal year tax rate included tax benefits relating to the recognition of tax credits in France, the termination of a life insurance agreement, the elimination of certain valuation allowances previously established related to deferred tax assets in the United States and the elimination of reserves no longer required as the result of the completion of a tax audit. The Company's effective income tax rate for continuing operations, excluding the tax benefits and the charges described above, for the 2008 fiscal year was 22.7% compared to 23.0% for the 2007 fiscal year.

The Company's net earnings for the 2008 fiscal year, including the tax benefit described above relating to the reduction of tax reserves and the charge described above for employment termination benefits and other expenses resulting from the workforce reduction in France, were $34.7 million compared to net earnings of $39.8 million for the 2007 fiscal year, including the tax benefits described above relating to the recognition of tax credits in France, the termination of the life insurance arrangement, the elimination of certain valuation allowances and the elimination of reserves no longer required and the charge described above relating to the termination of the life insurance arrangement. The net impacts of the charges and tax benefits described above were to increase net earnings by $4.8 million for the 2007 fiscal year.

Basic and diluted earnings per share, including the tax benefit and charge described above, were $1.71 and $1.70 per share, respectively, for the 2008 fiscal year, and basic and diluted earnings per share, including the charge and tax benefits described above, were $1.97 and $1.96 per share, respectively, for the 2007 fiscal year. The net impacts of the charges and tax benefits described above were to increase the basic earnings per share by $0.01 for the 2008 fiscal year and to increase the basic and diluted earnings per share by $0.23 and $0.24, respectively, for the 2007 fiscal year.

Fiscal Year 2007 Compared with Fiscal Year 2006:

The Company's sales of both its printed circuit materials and its advanced composite materials increased in the fiscal year ended February 25, 2007 compared to the fiscal year ended February 26, 2006, following increases in such sales in the 2006 fiscal year compared to the 2005 fiscal year.

The increased sales in the 2007 fiscal year and a slight improvement in the Company's gross profit margin in the 2007 fiscal year, following substantial improvements in the 2006 fiscal year compared to the 2005 fiscal year and in the 2005 fiscal year compared to the 2004 fiscal year, enabled the Company's operations to generate a larger gross profit than in the prior fiscal year.

The Company's gross profit in the 2007 fiscal year was substantially higher than the gross profit in the prior fiscal year primarily as a result of increased total sales of printed circuit materials products and higher percentages of sales by the Company of its higher margin, high performance printed circuit materials products.

Sales of the Company's advanced composite materials products also increased during the 2007 fiscal year primarily as a result of the strength of the aerospace markets for advanced composite materials. Sales of advanced composite materials were 8% of the Company's total net sales worldwide in the 2007 and 2006 fiscal years.

The Company's financial results of operations were enhanced by the tax benefit of $0.7 million recorded by the Company in the 2007 fiscal year fourth quarter for the recognition of tax credits resulting from operating losses sustained in prior years in France and by the tax benefits recorded in the 2007 fiscal year second quarter of $3.5 million relating to the elimination of certain valuation allowances previously established related to deferred tax assets in the United States, $1.4 million relating to the elimination of reserves no longer required as the result of the completion of a tax audit and $0.5 million relating to the termination of a life insurance agreement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, which benefits were partially offset by a pre-tax charge of $1.3 million in the second quarter relating to the termination of the insurance agreement with Jerry Shore.

Results of Operations

Net sales for the fiscal year ended February 25, 2007 increased 16% to $257.4 million from $222.3 million for the fiscal year ended February 26, 2006. The increase in net sales was the result of increased sales by the Company's operations in North America and Asia and increased sales of the Company's high technology printed circuit materials and advanced composite materials.

The Company's foreign operations accounted for $117.0 million of sales, or 45% of the Company's total net sales worldwide, during the 2007 fiscal year, compared with $97.9 million of sales, or 44% of total net sales worldwide, during the 2006 fiscal year and 45% of total net sales worldwide during the 2005 fiscal year. Sales by the Company's foreign operations during the 2007 fiscal year increased 20% from the 2006 fiscal year primarily as a result of increases in sales by the Company's operations in Singapore.

For the fiscal year ended February 25, 2007, the Company's sales in North America, Asia and Europe were 55%, 32% and 13%, respectively, of the Company's total net sales worldwide compared with 56%, 29% and 15% for the fiscal year ended February 26, 2006. The Company's sales in Asia increased 29%, its sales in North America increased 13% and its sales in Europe increased 1% in the 2007 fiscal year over the 2006 fiscal year.

The overall gross profit as a percentage of net sales for the Company's worldwide operations improved to 24.9% during the 2007 fiscal year compared with 24.6% during the 2006 fiscal year. The improvement in the gross profit margin was attributable to increased sales and higher percentages of sales of higher margin, high performance printed circuit materials.

During the fiscal year ended February 25, 2007, the Company's total net sales worldwide of high temperature printed circuit materials, which included high performance materials (non-FR4 printed circuit materials), were 97% of the Company's total net sales worldwide of printed circuit materials, compared with 96% for last fiscal year.

The Company's high temperature printed circuit materials include its high performance materials (non-FR4 printed circuit materials), which consist of high-speed, low-loss materials for digital and RF/microwave applications requiring lead-free compatibility, high bandwidth signal integrity, bismalimide triazine ("BT") materials, polyimides for applications that demand extremely high thermal performance, cyanate esters, and polytetrafluoroethylene ("PTFE") materials for RF/microwave systems that operate at frequencies up to 77GHz.

During the fiscal year ended February 25, 2007, the Company's total net sales worldwide of high performance printed circuit materials (non-FR4 printed circuit materials) were 42% of the Company's total net sales worldwide of printed circuit materials, compared with 39% for last fiscal year.

The Company's cost of sales increased by 15% in the 2007 fiscal year from the 2006 fiscal year as a result of higher sales and higher production volumes in the 2007 fiscal year than in the 2006 fiscal year and as a result of significant increases in the cost of copper foil, although a substantial portion of the increases in the cost of copper foil was passed on to customers. However, the Company's cost of sales as a percentage of net sales decreased slightly in the 2007 fiscal year compared to the prior year resulting in a slight gross profit percentage improvement, which was attributable to cost containment measures implemented by the Company, including workforce reductions.

Selling, general and administrative expenses increased by $1.6 million, or by 6%, during the 2007 fiscal year compared with the 2006 fiscal year as a result of higher sales in the 2007 fiscal year, but these expenses, measured as a percentage of sales, were 10.4% during the 2007 fiscal year compared with 11.3% during the 2006 fiscal year. Selling, general and administrative expenses in the 2007 fiscal year were reduced by a reduction in the fourth quarter of restructuring reserves established in prior years for the Company's operations in Europe. Selling, general and administrative expenses included $1.3 million for the 2007 fiscal year for stock option expenses, which the Company recorded pursuant to Statement of Financial Accounting Standards 123(R). No such stock option expenses were recorded in the 2006 fiscal year, prior to the adoption of Statement of Financial Accounting Standards 123(R).

In the 2007 fiscal year fourth quarter, the Company recorded a tax benefit of $0.7 million relating to the recognition of tax credits resulting from operating losses sustained in prior years in France. In the 2007 fiscal year second quarter, the Company recorded a pre-tax charge of $1.3 million in connection with the termination of a life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, and recognized a tax benefit of $0.5 million relating to this insurance termination charge. The termination of the insurance arrangement involved a payment of $1.3 million by the Company to Mr. Shore in January 2007, which resulted in a net cash cost to the Company of $0.7 million, after the Company's receipt of a portion of the cash surrender value of the insurance policies. During the 2007 fiscal year second quarter, the Company also recognized a tax benefit of $3.5 million relating to the elimination of certain valuation allowances previously established relating to deferred tax assets in the United States and a tax benefit of $1.4 million relating to the elimination of reserves no longer required as the result of the completion of a tax audit.

In the 2006 fiscal year fourth quarter, the Company recorded a tax charge of $3.1 million in connection with the repatriation of approximately $70 million of accumulated earnings and profits of its subsidiary in Singapore, a benefit of $0.2 million resulting from the reversal of a portion of the $1.1 charge in the 2006 fiscal year first quarter for employment termination benefits relating to a workforce reduction at the Company's Neltec Europe SAS facility in France and an asset impairment charge of $2.3 million for the write-off of construction costs related to the installation of an advanced high-speed treater at the Company's Neltec Europe SAS facility in Mirebeau, France. The treater, which was installed at the Neltec Europe facility when the business environment in Europe was more suited for such a treater, has been moved to the Company's manufacturing facility in Singapore. In the 2006 fiscal year third quarter, the Company recognized a tax benefit of $1.5 million relating to the elimination of certain valuation allowances previously established related to deferred tax assets in the United States in prior periods; and in the 2006 fiscal year first quarter, the Company recorded a charge of $1.1 million, for which there was no tax benefit, for employment termination benefits resulting from a workforce reduction at its Neltec Europe SAS facility in France, which was partially offset by a reversal of $0.2 million in the 2006 fiscal year fourth quarter.

For the reasons set forth above, the Company's earnings from operations for the 2007 fiscal year, including the charge described above relating to the termination of the life insurance arrangement, were $36.1 million compared to earnings from operations for the 2006 fiscal year, including the net charge described above for employment termination benefits resulting from a workforce reduction in France and the asset impairment charge described above for the write-off of construction costs related to the installation of a treater in France, were $26.3 million. The net impacts of the charges described above were to decrease earnings from operations by $1.3 million for the 2007 fiscal year and to decrease earnings from operations by $3.2 million for the 2006 fiscal year.

Interest and other income, net, principally investment income, increased 33% to $8.0 million for the 2007 fiscal year from $6.1 million for the 2006 fiscal year. The increase in investment income was attributable to higher prevailing interest rates and larger amounts of cash available for investment during the 2007 fiscal year. The Company's investments were primarily in short-term taxable instruments. The Company incurred no interest expense during the 2007 or 2006 fiscal years. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate was 9.9% for the 2007 fiscal year compared to 17.0% for the 2006 fiscal year. The Company's effective income tax rate for continuing operations, excluding the tax benefits and the charges described above, for the 2007 fiscal year was 23.0% compared to 11.0% for the 2006 fiscal year.

The Company's net earnings for the 2007 fiscal year, including the tax benefits described above relating to the recognition of tax credits in France, the termination of the life insurance arrangement, the elimination of certain valuation allowances and the elimination of reserves no longer required and the charge described above relating to the termination of the life insurance arrangement, were $39.8 million compared to net earnings for the 2006 fiscal year, including the tax charge described above in connection with the repatriation of foreign earnings, the asset impairment and net employment termination benefits charges described above and the tax benefit described above related to the elimination of valuation allowances, were $26.9 million. The net impacts of the charges and tax benefits described above were to increase net earnings by $4.8 million for the 2007 fiscal year and to decrease net earnings by $4.8 million for the 2006 fiscal year.

Basic and diluted earnings per share, including the charge and tax benefits described above, were $1.97 and $1.96 per share, respectively, for the 2007 fiscal year compared to basic and diluted earnings per share of $1.34 and $1.33 per share, respectively, including the charges and tax benefit described above, for the 2006 fiscal year. The net impacts of the charges and tax benefits described above were to increase the basic and diluted earnings per share by $0.24 for the 2007 fiscal year and to decrease the basic and diluted earnings per share by $0.24 for the 2006 fiscal year.

Liquidity and Capital Resources:

At March 2, 2008, the Company's cash and temporary investments (consisting of marketable securities) were $214.0 million compared with $208.8 million at February 25, 2007, the end of the Company's 2007 fiscal year. The Company's working capital (which includes cash and temporary investments) was $239.1 million at March 2, 2008 compared with $233.8 million at February 25, 2007. The increase in working capital at March 2, 2008 compared with February 25, 2007 was due principally to higher cash and temporary investments and higher other current assets. The increase in cash and temporary investments at March 2, 2008 compared with February 25, 2007 was the result of cash provided by operating activities and higher interest and other income. Accounts receivable decreased 5% at March 2, 2008 compared to February 25, 2007 primarily as a result of lower sales volumes. Inventories were 7% lower at March 2, 2008 than at February 25, 2007 as a result of lower production and sales volumes during the period ended March 2, 2008. The 82% increase in other current assets at March 2, 2008 compared to February 25, 2007 was primarily attributable to an income tax refund receivable relating to the Company's Neltec Europe SAS electronic materials business unit in Mirebeau, France. Accounts payable were 6% lower at March 2, 2008 than at February 25, 2007 due to lower production activity levels during the period ended March 2, 2008. Income taxes payable increased 148% at March 2, 2008 compared to February 25, 2007 as a result of higher taxable income in jurisdictions with higher income tax rates and increased tax rates in certain jurisdictions.

The Company's current ratio (the ratio of current assets to current liabilities) was 8.5 to 1 at March 2, 2008 compared with 8.2 to 1 at February 25, 2007.

During the 2008 fiscal year, net earnings from the Company's operations, before depreciation and amortization, of $43.0 million and a net increase in working capital items, resulted in $41.9 million of cash provided by operating activities. This increase in cash provided by operating activities was partially offset by $37.0 million of dividends paid during the year, including a special cash dividend of $30.5 million paid during the 2008 fiscal year second quarter. Cash dividends paid were $26.6 million, including a special cash dividend of $20.1 million, during the 2007 fiscal year, and $26.5 million, including a special cash dividend of $20.1 million, during the 2006 fiscal year. Net earnings excluding $9.0 million of depreciation and amortization were $48.8 million in the 2007 fiscal year and resulted in $35.8 million of cash provided by operating activities.

Net expenditures for property, plant and equipment were $4.4 million, $3.9 million and $4.2 million in the 2008, 2007 and 2006 fiscal years, respectively.

In the first quarter of the Company's 2009 fiscal year, the Company's new wholly owned subsidiary, Park Aerospace Structures Corp., acquired substantially all the assets and business of Nova Composites, Inc., a designer and manufacturer of aircraft composite structures and components and the tooling for such structures and components, located in Lynnwood, Washington, for a cash purchase price of $4.5 million paid at the closing of the acquisition and up to an additional $5.5 million payable over five years depending on the achievement of specified earn-out objectives.

At March 2, 2008 and February 25, 2007, the Company had no long-term debt.

The Company believes its financial resources will be sufficient, for the foreseeable future, to provide for continued investment in working capital and property, plant and equipment and for general corporate purposes. Such resources would also be available for purchases of the Company's common stock, appropriate acquisitions and other expansions of the Company's business.

The Company is not aware of any circumstances or events that are reasonably likely to occur that could materially affect its liquidity.

The Company's contractual obligations and other commercial commitments to make future payments under contracts, such as lease agreements, consist only of the operating lease commitments and commitments to purchase plant and equipment for the Company's new development and manufacturing facility currently under construction in Newton, Kansas described in Note 14 of the Notes to Consolidated Financial Statements included elsewhere in this Report. The Company has no long-term debt, capital lease obligations, unconditional purchase obligations or other long-term obligations, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments or contingent commitments, other than two standby letters of credit in the total amount of $1.6 million to secure the Company's obligations under its workers' compensation insurance program and certain limited energy purchase contracts intended to protect the Company from increased utilities costs.

As of March 2, 2008, the Company's significant contractual obligations, including payments due by fiscal year, were as follows:

Contractual Obligations *(Amounts in thousands)*	Total	2009	2010–2011	2012–2013	2014 and thereafter
Operating lease obligations	$10,751	$2,159	$4,108	$2,325	$2,159
Plant and equipment purchase obligations	4,829	4,829	—	—	—
Total	$15,580	$6,988	$4,108	$2,325	$2,159

Off-Balance Sheet Arrangements:

The Company's liquidity is not dependent on the use of, and the Company is not engaged in, any off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.

Environmental Matters:

The Company is subject to various Federal, state and local government requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, which were generally in compliance with applicable laws at the time of the operations in question, the Company, like other companies engaged in similar businesses, is a party to claims by government agencies and third parties and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional claims and costs involving past environmental matters may continue to arise in the future. It is the Company's policy to record appropriate liabilities for such matters when remedial efforts are probable and the costs can be reasonably estimated.

In the 2008, 2007 and 2006 fiscal years, the Company charged approximately $(0.2) million, $0.0 million, $(0.6) million, respectively, against pre-tax income for remedial response and voluntary cleanup costs (including legal fees). While annual expenditures have generally been constant from year to year, and may increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties. At March 2, 2008, the amount recorded in liabilities from discontinued operations for environmental matters related to Dielektra was $2.1 million and the amount recorded in accrued liabilities for other environmental matters was $1.6 million compared with $2.1 million of liabilities for environmental matters for Dielektra and $1.8 million for other environmental matters at February 25, 2007.

Management does not expect that environmental matters will have a material adverse effect on the liquidity, capital resources, business, consolidated results of operations or consolidated financial position of the Company. See Note 15 of the Notes to Consolidated Financial Statements included in this Report for a discussion of the Company's contingencies, including those related to environmental matters.

Critical Accounting Policies and Estimates:

In response to financial reporting release, FR-60,"Cautionary Advice Regarding Disclosure About Critical Accounting Policies", issued by the Securities and Exchange Commission in December 2001, the following information is provided regarding critical accounting policies that are important to the Consolidated Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment.

General

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to sales allowances, accounts receivable, allowances for doubtful accounts, inventories, valuation of long-lived assets, income taxes, restructurings, contingencies and litigation, and pensions and other employee benefit programs. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Sales revenue is recognized at the time title to product is transferred to a customer. All material sales transactions are for the shipment of manufactured prepreg and laminate products and advanced composite materials. The Company ships its products to customers based upon firm orders, with fixed selling prices, when collection is reasonably assured.

Sales Allowances

The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to such specifications before shipment to customers. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in the products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit materials and advanced composite materials possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

Accounts Receivable

The majority of the Company's accounts receivable are due from purchasers of the Company's printed circuit materials. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Allowances for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

Valuation of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

Income Taxes

Carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations, or conversely to further reduce the existing valuation allowance resulting in less income tax expense. Management evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowances quarterly.

Restructurings

The Company recorded a one-time charge of $1.4 million in the fourth quarter of the fiscal year ended March 2, 2008 in connection with a restructuring and workforce reduction at its Neltec Europe SAS electronic materials business unit in France and a charge of $889 in connection with a workforce reduction at such business unit during the 2006 fiscal year. Such restructuring and workforce reductions are described in Note 11 of the Notes to Consolidated Financial Statements in this Report and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Report.

Contingencies

The Company is subject to a small number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Pension and Other Employee Benefit Programs

Dielektra GmbH has significant pension costs that were developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and wage inflation rates. The pension liability of Dielektra has been included in liabilities from discontinued operations on the Company's balance sheet.

The Company's obligations for workers' compensation claims are effectively self-insured, although the Company maintains individual and aggregate stop-loss insurance coverage for such claims. The Company accrues its workers compensation liability based on estimates of the total exposure of known claims using historical experience and projected loss development factors less amounts previously paid out.

The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. In addition, the Company's subsidiaries have various bonus and incentive compensation programs, some of which are determined at management's discretion.

The Company's reserves associated with these self-insured liabilities and benefit programs are reviewed by management for adequacy at the end of each reporting period.

Quantitative and Qualitative Disclosures About Market Risk:

The Company is exposed to market risks for changes in foreign currency exchange rates and interest rates. The Company's primary foreign currency exchange exposure relates to the translation of the financial statements of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency. The Company does not believe that a 10% fluctuation in foreign exchange rates would have had a material impact on its consolidated results of operations or financial position. The exposure to market risks for changes in interest rates relates to the Company's short-term investment portfolio. This investment portfolio is managed in accordance with guidelines issued by the Company. These guidelines are designed to establish a high quality fixed income portfolio of government and highly rated corporate debt securities with a maximum weighted maturity of less than one year. The Company does not use derivative financial instruments in its investment portfolio. Based on the average anticipated maturity of the investment portfolio at the end of the 2008 fiscal year, a 10% increase in short-term interest rates would not have had a material impact on the consolidated results of operations or financial position of the Company.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors of
Park Electrochemical Corp.

We have audited the accompanying consolidated balance sheets of Park Electrochemical Corp. and subsidiaries (the "Company") as of March 2, 2008 and February 25, 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 2, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Park Electrochemical Corp. and subsidiaries as of March 2, 2008 and February 25, 2007 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended March 2, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for share-based compensation effective February 27, 2006 in connection with the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Park Electrochemical Corp. and subsidiaries' internal control over financial reporting as of March 2, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated May 13, 2008 expressed an unqualified opinion thereon.

Grant Thornton LLP

New York, New York
May 13, 2008

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	March 2, 2008	February 25, 2007
Assets		
Current assets:		
Cash and cash equivalents	$100,159	$119,051
Marketable securities (Note 2)	113,819	89,724
Accounts receivable, less allowance for doubtful accounts of $750 and $1,144, respectively	37,466	39,418
Inventories (Note 3)	14,049	15,090
Prepaid expenses and other current assets	5,546	3,049
Total current assets	271,039	266,332
Property, plant and equipment, net of accumulated depreciation and amortization (Note 4)	47,188	49,895
Other assets	9,180	5,695
Total assets	$327,407	$321,922
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 12,828	$ 13,589
Accrued liabilities (Note 5)	13,314	13,058
Income taxes payable	5,837	5,918
Total current liabilities	31,979	32,565
Deferred income taxes (Note 6)	4,851	4,294
Restructuring accruals and other liabilities	4,224	3,715
Liabilities from discontinued operations (Note 10)	17,181	17,181
Total liabilities	58,235	57,755
Commitments and contingencies (Notes 14 and 15)		
Stockholders' equity (Note 8):		
Preferred stock, $1 par value per share—authorized, 500,000 shares; issued, none	—	—
Common stock, $.10 par value per share—authorized, 60,000,000 shares; issued, 20,369,986 shares	2,037	2,037
Additional paid-in capital	143,267	140,030
Retained earnings	116,646	118,961
Accumulated other comprehensive income	7,436	4,764
	269,386	265,792
Less treasury stock, at cost, 23,106 and 175,192 shares, respectively	(214)	(1,625)
Total stockholders' equity	269,172	264,167
Total liabilities and stockholders' equity	$327,407	$321,922

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Fiscal Year Ended		
	March 2, 2008	February 25, 2007	February 26, 2006
Net sales	$241,852	$257,377	$222,251
Cost of sales	179,398	193,270	167,650
Gross profit	62,454	64,107	54,601
Selling, general and administrative expenses	27,159	26,682	25,129
Insurance arrangement termination charge (Note 12)	—	1,316	—
Realignment and severance charges (Note 11)	1,362	—	889
Asset impairment charge	—	—	2,280
Earnings from operations	33,933	36,109	26,303
Interest and other income, net	9,361	8,033	6,056
Earnings before income taxes	43,294	44,142	32,359
Income tax provision (Note 6)	8,615	4,351	5,484
Net earnings	$ 34,679	$ 39,791	$ 26,875
Earnings per share:			
Basic earnings per share	$ 1.71	$ 1.97	$ 1.34
Basic weighted average shares	20,305	20,175	20,047
Diluted earnings per share	$ 1.70	$ 1.96	$ 1.33
Diluted weighted average shares	20,364	20,317	20,210

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury Stock		Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Shares	Amount	Income (Loss)
Balance, February 27, 2005	20,369,986	$2,037	$134,206	$105,450	$ 4,605	449,213	$(3,441)	
Net earnings				26,875				$26,875
Exchange rate changes					(1,822)			(1,822)
Unrealized loss on marketable securities					(348)			(348)
Stock option activity			3,307			(193,785)	1,071	
Cash dividends ($1.32 per share)				(26,517)				
Comprehensive income								$24,705
Balance, February 26, 2006	20,369,986	$2,037	$137,513	$105,808	$ 2,435	255,428	$(2,370)	
Net earnings				39,791				$39,791
Exchange rate changes					1,684			1,684
Unrealized gain on marketable securities					645			645
Stock option activity			687			(80,236)	745	
Stock-based compensation			1,283					
Tax benefit on exercise of options			547					
Cash dividends ($1.32 per share)				(26,638)				
Comprehensive income								$42,120
Balance, February 25, 2007	20,369,986	$2,037	$140,030	$118,961	$ 4,764	175,192	$(1,625)	
Net earnings				34,679				$34,679
Exchange rate changes					2,217			2,217
Unrealized gain on marketable securities					455			455
Stock option activity			1,211			(152,086)	1,411	
Stock-based compensation			1,392					
Tax benefit on exercise of options			634					
Cash dividends ($1.82 per share)				(36,994)				
Comprehensive income								$37,351
Balance, March 2, 2008	20,369,986	$2,037	$143,267	$116,646	$ 7,436	23,106	$ (214)	

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Year Ended		
	March 2, 2008	February 25, 2007	February 26, 2006
Cash flows from operating activities:			
Net earnings	$ 34,679	$ 39,791	$ 26,875
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	8,286	8,992	9,645
Loss (gain) on sale of fixed assets	(74)	(18)	60
Stock-based compensation	1,392	1,283	—
Non-cash impairment charge	—	—	2,280
Provision for doubtful accounts receivable	166	(954)	(1)
Provision for deferred income taxes	(812)	(899)	151
Tax benefit from stock option exercises	—	—	1,110
Changes in operating assets and liabilities:			
Accounts receivable	2,300	(2,092)	(659)
Inventories	1,375	210	110
Prepaid expenses and other current assets	(3,087)	(627)	(200)
Other assets and liabilities	(1,603)	1,302	(2,884)
Accounts payable	(983)	158	(1,661)
Accrued liabilities	(209)	(6,782)	(803)
Income taxes payable	473	(4,576)	2,904
Net cash provided by operating activities	41,903	35,788	36,927
Cash flows from investing activities:			
Purchases of property, plant and equipment	(4,525)	(4,793)	(4,320)
Proceeds from sales of property, plant and equipment	78	896	100
Purchases of marketable securities	(165,690)	(123,592)	(33,672)
Proceeds from sales and maturities of marketable securities	142,535	126,844	45,236
Net cash provided by (used in) investing activities	(27,602)	(645)	7,344
Cash flows from financing activities:			
Dividends paid	(36,994)	(26,638)	(26,517)
Proceeds from exercise of stock options	2,622	1,432	4,378
Tax benefits from stock-based compensation	634	547	—
Net cash used in financing activities	(33,738)	(24,659)	(22,139)
Increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(19,437)	10,484	22,132
Effect of exchange rate changes on cash and cash equivalents	545	540	(176)
Increase (decrease) in cash and cash equivalents	(18,892)	11,024	21,956
Cash and cash equivalents, beginning of year	119,051	108,027	86,071
Cash and cash equivalents, end of year	$ 100,159	$ 119,051	$108,027

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Three years ended March 2, 2008

(In thousands, except share, per share and option amounts)

1. Summary of Significant Accounting Policies

Park Electrochemical Corp. ("Park"), through its subsidiaries (collectively, the "Company"), is a global advanced materials company which develops and manufactures high-technology digital and RF/microwave printed circuit materials principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials, structures and components principally for the aerospace markets.

a. *Principles of Consolidation*—The consolidated financial statements include the accounts of Park and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

b. *Use of Estimates*—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

c. *Accounting Period*—The Company's fiscal year is the 52 or 53 week period ending the Sunday nearest to the last day of February. The 2008, 2007 and 2006 fiscal years ended on March 2, 2008, February 25, 2007 and February 26, 2006, respectively. Fiscal years 2008, 2007 and 2006 consisted of 53, 52 and 52 weeks, respectively.

d. *Cash and Cash Equivalents*—The Company considers all money market securities and investments with contractual maturities at the date of purchase of 90 days or less to be cash equivalents.

Supplemental cash flow information:

	Fiscal Year		
	2008	2007	2006
Cash paid during the year for:			
Income taxes paid, net of refunds	$9,804	$11,712	$3,108

e. *Marketable Securities*—All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, included in comprehensive income (loss). Realized gains and losses, amortization of premiums and discounts, and interest and dividend income are included in other income. The cost of securities sold is based on the specific identification method. The Company has classified any investment in auction rate securities for which the underlying security had a maturity greater than three months as marketable securities. The Company has not had any investment in auction rate securities since the 2008 fiscal year third quarter.

f. *Inventories*—Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

g. *Revenue Recognition*—Sales revenue is recognized at the time title is transferred to a customer. All material sales transactions are for the shipment of manufactured prepreg and laminate products and advanced composite materials. The Company ships its products to customers based upon firm orders, with fixed selling prices, when collection is reasonably assured.

h. *Sales Allowances and Product Warranties*—The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to specifications before shipment to customers. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit and advanced composite materials possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

i. *Accounts Receivable*—The majority of the Company's accounts receivable are due from purchasers of the Company's printed circuit materials. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

(In thousands, except share, per share and option amounts)

j. *Allowance for Doubtful Accounts*—The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

k. *Valuation of Long-Lived Assets*—The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

l. *Shipping Costs*—The amounts paid by the Company to third-party shippers for transporting products to customers, which are not reimbursed by customers, are classified as selling expenses. The shipping costs included in selling, general and administrative expenses were approximately $4,221, $4,417 and $4,258 for fiscal years 2008, 2007 and 2006, respectively.

m. *Property, Plant and Equipment*—Property, plant and equipment are stated at cost less accumulated depreciation. The Company capitalizes additions, improvements and major renewals and expenses maintenance, repairs and minor renewals as incurred. Depreciation and amortization are computed principally by the straight-line method over the estimated useful lives. Machinery and equipment are generally depreciated over 10 years. Building and leasehold improvements are depreciated over 25–30 years or the term of the lease, if shorter.

n. *Income Taxes*—Deferred income taxes are provided for temporary differences in the reporting of certain items, primarily depreciation, for income tax purposes as compared with financial accounting purposes.

United States ("U.S.") Federal income taxes have not been provided on the undistributed earnings (approximately $115,000 at March 2, 2008) of the Company's foreign subsidiaries, because it is management's practice and intent to reinvest such earnings in the operations of such subsidiaries.

o. *Foreign Currency Translation*—Assets and liabilities of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency are translated into U.S. dollars at fiscal year-end exchange rates, and income and expense items are translated at average exchange rates for the period. Gains and losses resulting from translation are recorded as currency translation adjustments in comprehensive income.

p. *Stock-Based Compensation*—The Company implemented the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", in the fourth quarter of fiscal year 2003. Effective February 27, 2006, the beginning of the Company's 2007 fiscal year, the Company began recording compensation expense associated with stock options, the only form of equity compensation issued by the Company, in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123R"). The Company recognizes such compensation expense on a straight-line basis over the four-year service period during which the options become exercisable.

2. Marketable Securities

The following is a summary of available-for-sale securities:

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
March 2, 2008:			
U.S. Treasury and other government securities	$ 39	$ 47	$ 30,829
U.S. corporate debt securities	90	185	70,390
Certificates of deposit	—	—	12,600
Total debt securities	$129	$232	$113,819
February 25, 2007:			
U.S. Treasury and other government securities	$ 2	$467	$ 61,278
U.S. corporate debt securities	13	—	11,338
Certificates of deposit	—	—	17,000
Total debt securities	15	467	89,616
Equity securities	102	—	108
	$117	$467	$ 89,724

The gross realized gains on the sales of securities were $1, $43 and $23 for fiscal years 2008, 2007 and 2006, respectively, and the gross realized losses were $4, $114 and $2 for fiscal years 2008, 2007 and 2006, respectively.

The amortized cost and estimated fair value of the debt and marketable securities at March 2, 2008, by contractual maturity, are shown below:

	Estimated Fair Value and Amortized Cost
Due in one year or less	$110,803
Due after one year through five years	3,016
	$113,819

3. Inventories

Inventories consisted of the following:

	March 2, 2008	February 25, 2007
Raw materials	$ 5,923	$ 6,867
Work-in-process	3,686	3,372
Finished goods	3,951	4,535
Manufacturing supplies	489	316
	$ 14,049	$ 15,090

4. Property, Plant and Equipment

	March 2, 2008	February 25, 2007
Land, buildings and improvements	$ 36,182	$ 33,698
Machinery, equipment, furniture and fixtures	137,816	137,806
	173,998	171,504
Less accumulated depreciation and amortization	126,810	121,609
	$ 47,188	$ 49,895

Property, plant and equipment are initially valued at cost. Depreciation and amortization expense relating to property, plant and equipment was $8,286, $8,992 and $9,645 for fiscal years 2008, 2007 and 2006, respectively. In the 2006 fiscal year fourth quarter, the Company recorded a pre-tax impairment charge of $2,280 for the write-off of construction costs related to the installation of an advanced high-speed treater at the Company's Neltec Europe SAS facility in Mirebeau, France.

5. Accrued Liabilities

	March 2, 2008	February 25, 2007
Payroll and payroll related	$ 3,812	$ 3,832
Employee benefits	966	897
Workers' compensation accrual	1,274	1,575
Environmental reserve (Note 15)	1,577	1,757
Restructuring accruals	1,169	434
Other	4,516	4,563
	$ 13,314	$ 13,058

6. Income Taxes

The income tax (benefit) provision includes the following:

	Fiscal Year		
	2008	2007	2006
Current:			
Federal	$ 3,388	$ 2,319	$ 5,122
State and local	698	349	339
Foreign	5,341	3,445	2,793
	9,427	6,113	8,254
Deferred:			
Federal	(1,015)	(664)	(2,397)
State and local	(100)	(554)	(123)
Foreign	303	(544)	(250)
	(812)	(1,762)	(2,770)
	$ 8,615	$ 4,351	$ 5,484

During the fourth quarter of the 2008 fiscal year, the Company recognized a tax benefit of $1,500 related to reserves previously established in the United States for transfer pricing. During the third quarter of the 2008 fiscal year, the Company recognized a tax benefit of $540 related to reserves that were deemed no longer required due to a change in market conditions. During the second quarter of the 2008 fiscal year, the Company recognized a tax benefit of $537 for the elimination of a reserve in a foreign jurisdiction where the Company no longer operates.

As part of its evaluation of deferred tax assets, the Company recognized a tax benefit of $3,500 during the 2007 fiscal year relating to the elimination of certain valuation allowances previously established in the United States. During the 2007 fiscal year, the Company also recognized a tax benefit of $1,391 relating to the elimination of reserves no longer required as the

(In thousands, except share, per share and option amounts)

result of the completion of a tax audit, a $499 tax benefit relating to a life insurance arrangement termination charge and a tax benefit of $715 relating to the recognition of tax credits resulting from operating losses sustained in prior years in France.

During the 2006 fiscal year, the Company recognized a tax benefit of $1,512 relating to the elimination of valuation allowances previously established related to deferred tax assets in the United States. The current income tax provision for the 2006 fiscal year included $3,088 in Federal, state and local taxes relating to the repatriation of foreign earnings.

The components of earnings before income taxes were as follows:

	Fiscal Year		
	2008	2007	2006
United States	$13,729	$18,330	$12,823
Foreign	29,565	25,812	19,536
Earnings before income taxes	$43,294	$44,142	$32,359

The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

	Fiscal Year		
	2008	2007	2006
Statutory U.S. Federal tax rate	35.0%	35.0%	35.0%
State and local taxes, net of Federal benefit	0.9	(0.3)	0.4
Foreign tax rate differentials	(8.1)	(9.1)	(9.1)
Valuation allowance on deferred tax assets	0.1	(4.4)	(8.0)
Elimination of reserves no longer required	(6.0)	(5.8)	—
Utilization of net operating loss carryovers	—	(1.6)	(9.7)
Foreign tax credits	(2.3)	(2.1)	—
Additional U.S. taxes on repatriated foreign earnings	—	—	9.5
Other, net	0.3	(1.8)	(1.1)
	19.9%	9.9%	17.0%

The Company had total net operating loss carryforwards of approximately $19,200 and $17,400 in fiscal years 2008 and 2007, respectively. All of the total net operating loss carryforwards related to foreign operations in fiscal years 2008 and 2007.

The foreign net operating loss carryforwards have no expiration.

The Company had New York State investment tax credits of $2,164 and $2,238 in fiscal years 2008 and 2007, respectively. No benefit has been recognized for these credits as the Company does not believe that realization is more likely than not.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company's long-term deferred tax liabilities and assets as of March 2, 2008 and February 25, 2007 were as follows:

	2008	2007
Deferred tax liabilities:		
Depreciation	$ (1,665)	$ (1,380)
Offshore Singapore earnings subject to local tax	(3,186)	(2,914)
Total deferred tax liabilities	$ (4,851)	$ (4,294)
Deferred tax assets:		
Impairment of fixed assets	$ 4,455	$ 4,266
Net operating loss carryforwards	6,125	5,598
New York State investment tax credits	2,164	2,238
Other, net	5,422	4,158
Total deferred tax assets	18,166	16,260
Valuation allowance for deferred tax assets	(13,014)	(12,469)
Net deferred tax assets	$ 5,152	$ 3,791

Net deferred tax assets are included in non-current "Other assets" on the Consolidated Balance Sheets. In addition, "Prepaid expenses and other current assets" on the Consolidated Balance Sheets include a French income tax refund of $2,388, which the Company expects to receive in fiscal year 2009, and "Other assets" include French income tax refunds totaling $1,811, which the Company expects to receive in fiscal years 2010 and 2011.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on February 26, 2007. The adoption of FIN 48 did not have an impact on the Company's Consolidated Financial Statements, except for the reclassification of unrecognized tax benefits of approximately $3,600, including approximately $400 for interest and penalties, to non-current "Restructuring accruals and other liabilities" in the Consolidated Balance Sheets. At March 2, 2008, the Company had gross tax-affected unrecognized tax benefits of $952, all of which if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Unrecognized Tax Benefits
Balance as of February 26, 2007	$ 3,595
Gross increases—tax positions in prior period	599
Gross decreases—tax positions in prior period	(2,179)
Gross increases—current period tax positions	113
Settlements	(9)
Lapse of statute of limitations	(1,167)
Balance as of March 2, 2008	$ 952

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding or reducing amounts for current year tax positions, expiration of statutes of limitation on open income tax returns, changes in management's judgment about the level of uncertainty, status of tax examinations, and legislative activity. The Company does not expect the unrecognized tax benefits to significantly decrease over the next twelve months.

A list of open tax years by major jurisdiction follows:

United States	2004–2008
Arizona	2003–2008
California	2003–2008
New York	2004–2008
France	2004–2008
Singapore	2004–2008

Interest and penalties for the fiscal year 2008 were a net benefit of $297 primarily as a result of reductions in unrecognized tax benefits. Remaining unrealized interest at March 2, 2008 was $140. The Company's policy is to include applicable interest and penalties related to unrecognized tax benefits as a component of income tax expense.

7. Stock-Based Compensation

As of March 2, 2008, the Company had a 1992 Stock Option Plan and a 2002 Stock Option Plan, and no other stock-based compensation plan. Both Stock Option Plans have been approved by the Company's stockholders and provide for the grant of stock options to directors and key employees of the Company. All options granted under such Plans have exercise prices equal to the fair market value of the underlying common stock of the Company at the time of grant, which pursuant to the terms of the Plans, is the reported closing price of the common stock on the New York Stock Exchange on the date preceding the date the option is granted. Options granted under the Plans become exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of grant and expire 10 years from the date of grant. The authority to grant additional options under the 1992 Stock Option Plan expired on March 24, 2002, and options to purchase a total of 900,000 shares of common stock were authorized for grant under the 2002 Stock Option Plan. At March 2, 2008, 1,263,932 shares of common stock of the Company were reserved for issuance upon exercise of stock options under the 1992 Stock Option Plan and the 2002 Stock Option Plan and 223,193 shares were available for future grant under the 2002 Stock Option Plan. Options to purchase 168,150 and 174,700 shares of common stock were granted during the 2008 fiscal year and 2007 fiscal year, respectively.

Effective February 27, 2006, the beginning of the Company's 2007 fiscal year, the Company began recording compensation expense associated with stock options, the only form of equity compensation issued by the Company, in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123R"), and Securities and Exchange Commission Staff Accounting Bulletin No. 107. Prior to February 27, 2006, the Company accounted for equity compensation according to the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and, therefore, no related compensation expense was recorded in the statements of earnings for awards granted with no intrinsic value. The Company adopted the modified prospective transition method pursuant to SFAS 123R,

(In thousands, except share, per share and option amounts)

and, consequently, has not retroactively adjusted results from prior periods. Under this transition method, compensation costs associated with equity compensation recognized during the 14 weeks and 53 weeks ended March 2, 2008 included (1) quarterly amortization related to the remaining unexercisable portion of all stock options granted prior to February 27, 2006 based on the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and (2) quarterly amortization related to all stock options granted subsequent to February 27, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

The Company records its stock-based compensation at fair value in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R").

The compensation expense for stock options includes an estimate for forfeitures and is recognized over the vesting term using the ratable method. Prior to the Company's adoption of SFAS 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS 123R requires that such benefits be recorded as a financing cash inflow rather than as a reduction of taxes paid.

The future compensation expense affecting earnings before income taxes for options outstanding at March 2, 2008 will be $2,816 as a result of the adoption of SFAS 123R.

If compensation expense for the Company's stock option plans had been determined based upon estimated fair values at the grant dates in accordance with SFAS 123, the Company's pro forma net income and basic and diluted earnings per common share for the 2006 fiscal year for stock options granted prior to the adoption of SFAS 123R would have been as follows:

	2006
Net earnings	$26,875
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of tax effects	(1,627)
Pro forma net earnings	$25,248
Basic earnings per share:	
As reported	$ 1.34
Pro forma	$ 1.26
Diluted earnings per share:	
As reported	$ 1.33
Pro forma	$ 1.25

The weighted average fair value for options was estimated at the dates of grants using the Black-Scholes option-pricing model to be $10.30 for fiscal year 2008, $10.84 for fiscal year 2007 and $7.77 for fiscal year 2006, with the following assumptions: risk free interest rate of 4.75% for fiscal year 2008, 4.0%–5.0% for fiscal year 2007 and 5.0% for fiscal year 2006; expected volatility factors of 32.1%–32.4%, 34.4%–58.8% and 34%–36% for fiscal years 2008, 2007 and 2006, respectively; expected dividend yield of 1.06% for fiscal year 2008, 1.0%–1.6% for fiscal year 2007 and 1.3% for fiscal year 2006; and estimated option terms of 5.2–5.4 years for fiscal year 2008, 4.0–5.6 years for fiscal year 2007 and 4.0 years for fiscal year 2006.

The estimated term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk free interest rate is based on U.S. Treasury rates at the date of grant with maturity dates approximately equal to the estimated term of the options at the date of the grant. Volatility is based on historical volatility of the Company's stock.

Information with respect to options follows:

	Outstanding Options	Weighted Average Exercise Price
Balance, February 27, 2005	1,283,819	$20.71
Granted	157,250	24.57
Exercised	(218,770)	17.89
Terminated or expired	(218,845)	25.89
Balance, February 26, 2006	1,003,454	$20.80
Granted	174,700	25.35
Exercised	(80,236)	17.85
Terminated or expired	(31,291)	26.07
Balance, February 25, 2007	1,066,627	$21.61
Granted	168,150	30.29
Exercised	(152,086)	17.24
Terminated or expired	(41,952)	25.27
Balance March 2, 2008	1,040,739	23.50
Exercisable March 2, 2008	679,367	$21.49

At March 2, 2008, 1,040,739 stock options were outstanding having a weighted average remaining contract term of 5.55 years and an aggregate intrinsic value of $2,890. At March 2, 2008, 679,367 stock options were exercisable having a weighted average remaining contract term of 3.93 years and an aggregate intrinsic value of $3,255.

A summary of the status of the Company's nonvested options at March 2, 2008, and changes during the fiscal year then ended, is presented below:

	Shares Subject to Options	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	352,012	$ 9.77
Granted	168,150	10.30
Vested	(119,540)	9.10
Terminated	(39,250)	10.01
Nonvested, end of year	361,372	$ 9.90

The total values realized (the market value of the underlying shares on the date of exercise, less the exercise price, times the number of shares acquired) from the exercise of options during the 2008, 2007 and 2006 fiscal years were $1,889, $1,153 and $1,424, respectively. Stock options available for future grant under the 2002 Stock Option Plan at March 2, 2008 and February 25, 2007 were 223,193 and 351,843, respectively.

8. Stockholders' Equity

a. *Stockholders' Rights Plan*—On July 20, 2005, the Board of Directors renewed the Company's stockholders' rights plan on substantially the same terms as its previous rights plan which expired in July 2005. In accordance with the Company's stockholders' rights plan, a right (the "Right") to purchase from the Company a unit consisting of one one-thousandth (1/1000) of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), at a purchase price of $150 (the "Purchase Price") per Unit, subject to adjustment, is attached to each outstanding share of the Company's common stock. The Rights expire on July 20, 2015. Subject to certain exceptions, the Rights will become exercisable 10 business days after a person acquires 15 percent or more of the Company's outstanding common stock or commences a tender offer that would result in such person's owning 15 percent or more of such stock. If any person acquires 15 percent or more of the Company's outstanding common stock, the rights of holders, other than the acquiring person, become rights to buy shares of the Company's common stock (or of the acquiring company if the Company is involved in a merger or other business combination and is not the surviving corporation) having a market value of twice the Purchase Price of each Right. The Company may redeem the Rights for $.01 per Right until 10 business days after the first date of public announcement by the Company that a person acquired 15 percent or more of the Company's outstanding common stock.

b. *Reserved Common Shares*—At March 2, 2008, 1,263,932 shares of common stock were reserved for issuance upon exercise of stock options.

c. *Accumulated Other Comprehensive Income*—Accumulated balances related to each component of other comprehensive income were as follows:

	March 2, 2008	February 25, 2007
Currency translation adjustment	$7,227	$5,010
Unrealized gains (losses) on investments	209	(246)
Accumulated balance	$7,436	$4,764

d. *Dividends Declared*—On July 19, 2007, the Company announced that its Board of Directors had declared a special cash dividend of $1.50 per share, which was paid August 22, 2007 and was in addition to the Company's regular quarterly cash dividends of $0.08 per share; and on July 20, 2006, the Company announced that its Board of Directors had declared a special cash dividend of $1.00 per share, which was paid August 22, 2006 and was in addition to the Company's regular quarterly cash dividends of $0.08 per share.

9. Earnings Per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net earnings by the sum of (a) the weighted average number of shares of common stock outstanding during the period and (b) the potential common stock equivalents outstanding during the period. Stock options are the only common stock equivalents; and the number of dilutive options is computed using the treasury stock method.

(In thousands, except share, per share and option amounts)

The following table sets forth the calculation of basic and diluted earnings per share for the last three fiscal years:

	2008	2007	2006
Net earnings	$34,679	$ 39,791	$26,875
Weighted average common shares outstanding for basic EPS	20,305,199	20,175,422	20,046,900
Net effect of dilutive options	59,004	141,418	163,300
Weighted average shares outstanding for diluted EPS	20,364,203	20,316,840	20,210,200
Basic earnings per share	$ 1.71	$ 1.97	$ 1.34
Diluted earnings per share	$ 1.70	$ 1.96	$ 1.33

Common stock equivalents, which were not included in the computation of diluted earnings per share because either the effect would have been antidilutive or the options' exercise prices were greater than the average market price of the common stock, were 10,885, 3,619 and 100,058 for the fiscal years 2008, 2007 and 2006, respectively.

10. Discontinued Operations and Pension Liability

On February 4, 2004, the Company announced that it was discontinuing its financial support of its Dielektra GmbH ("Dielektra") subsidiary located in Cologne, Germany, due to the continued erosion of the European market for the Company's high technology products. Without Park's financial support, Dielektra filed an insolvency petition, which the Company believes will result in the liquidation of Dielektra. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", Dielektra is treated as a discontinued operation. As a result of the discontinuation of financial support for Dielektra, the Company recognized an impairment charge of $22,023 for the write-off of Dielektra assets and other costs during the fourth quarter of the 2004 fiscal year. The liabilities from discontinued operations are reported separately on the Consolidated Balance Sheet. These liabilities from discontinued operations included $12,094 for Dielektra's deferred pension liability.

The Company expects to recognize a gain of approximately $17 million related to the reversal of these liabilities when the Dielektra insolvency process is completed, although it is unclear when the process will be completed.

Liabilities for discontinued operations as of March 2, 2008 and February 25, 2007 consisted of the following:

	March 2, 2008	February 25, 2007
Environmental and other liabilities	$ 5,087	$ 5,087
Pension liabilities	12,094	12,094
Total liabilities	$17,181	$17,181

11. Realignment and Severance Charges

In the 2008 fiscal year fourth quarter, the Company recorded a charge of $1,362 for employment termination benefits and other expenses resulting from a restructuring and workforce reduction at the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France. The Company paid $626 of these charges during the 2008 fiscal year and expects to pay the remaining $736 during the 2009 fiscal year.

During the 2006 fiscal year, the Company recorded a charge of $889 for employment termination benefits for a workforce reduction at its Neltec Europe SAS business unit.

During the 2004 fiscal year, the Company recorded charges related to the realignment of its North America volume printed circuit materials operations. The charges were for employment termination benefits of $1,258, which were fully paid in fiscal year 2004, and lease and other obligations of $7,292. All costs other than the lease obligations were settled prior to fiscal year 2007. The future lease obligations are payable through September 2013. The remaining balances on the lease obligations relating to the realignment were $3,706 and $4,149 as of March 2, 2008 and February 25, 2007, respectively. The Company applied $443 and $494 of payments against this liability during the 2008 and 2007 fiscal years, respectively.

12. Insurance Arrangement Termination Charge

During the 2007 fiscal year second quarter ended August 27, 2006, the Company terminated a split-dollar life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer. The insurance arrangement, which involved two life insurance policies payable on the death of the survivor of Jerry Shore and his spouse with an aggregate face value of $5 million and annual premium payments by the Company of approximately $129, was implemented in 1997 but discontinued in 2004 in light of certain provisions of the Sarbanes-Oxley Act of 2002 and due to changes in the income taxation of split-dollar life insurance arrangements. The arrangement is more fully described in the Company's annual proxy statements for each of the years 1998 through 2007. Pursuant to an agreement entered into between Jerry Shore and the Company, the termination of the insurance arrangement involved a payment of $1,335 by the Company to Mr. Shore in January 2007. Such termination and payment resulted in a net cash cost to the Company of $685, after the Company's receipt of a portion of the cash surrender value of the life insurance policies. The Company recorded a pre-tax charge of $1,316 in the 2007 fiscal year second quarter ended August 27, 2006 in connection with this termination and recognized a $499 tax benefit relating to this insurance termination charge.

13. Employee Benefit Plans

a. *Profit Sharing Plan*—The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. The plan may be modified or terminated at any time, but in no event may any portion of the contributions revert back to the Company. The Company's estimated contributions are accrued at the end of each fiscal year and paid to the plan in the subsequent fiscal year. The Company's actual contributions to the plan were $900 and $847 for fiscal years 2007 and 2006, respectively. The contribution estimated for fiscal year 2008 has not been paid. Contributions are discretionary and may not exceed the amount allowable as a tax deduction under the Internal Revenue Code.

b. *Savings Plan*—The Company also sponsors a 401(k) savings plan, pursuant to which the contributions of employees of certain subsidiaries were partially matched by the Company in the amounts of $222, $247 and $218 in fiscal years 2008, 2007 and 2006, respectively.

14. Commitments

The Company conducts certain of its operations in leased facilities, which include several manufacturing plants, warehouses and offices. The leases on facilities are for terms of up to 10 years, the latest of which expires in 2015. Many of the leases contain renewal options for periods ranging from one to ten years and require the Company to pay real estate taxes and other operating costs. The latest land lease expiration is 2054.

These non-cancelable operating leases have the following payment schedule.

Fiscal Year	Amount
2009	$ 2,159
2010	2,185
2011	1,923
2012	1,359
2013	966
Thereafter	2,159
	$10,751

Rental expenses, inclusive of real estate taxes and other costs, were $2,465, $2,047 and $2,257 for fiscal years 2008, 2007 and 2006, respectively.

In addition, the Company has commitments to purchase plant and equipment for its new development and manufacturing facility currently under construction in Newton, Kansas of $4,829.

15. Contingencies

a. *Litigation*—The Company is subject to a small number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

b. *Environmental Contingencies*—The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or similar state law as potentially responsible parties in connection with alleged releases of hazardous substances at nine sites. In addition, a subsidiary of the Company has received cost recovery claims under the Superfund Act from other private parties involving one other site and has received requests from the EPA under the Superfund Act for information with respect to its involvement at three other sites.

(In thousands, except share, per share and option amounts)

Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or comparable state agency may be jointly and severally liable for the cost of cleanup. Generally, these sites are locations at which numerous persons disposed of hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries have been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains an effective and comprehensive environmental compliance program.

The insurance carriers who provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at these sites have agreed to pay, or reimburse the Company and its subsidiaries for, 100% of their legal defense and remediation costs associated with three of these sites and 25% of such costs associated with another one of these sites.

The total costs incurred by the Company and its subsidiaries in connection with these sites, including legal fees incurred by the Company and its subsidiaries and their assessed share of remediation costs and excluding amounts paid or reimbursed by insurance carriers, were approximately $1, $1 and $1 in fiscal years 2008, 2007 and 2006, respectively. The recorded liabilities included in accrued liabilities for environmental matters were $1,577, $1,757, and $1,757 for fiscal years 2008, 2007 and 2006, respectively. As discussed in Note 10, liabilities from discontinued operations have been segregated on the Consolidated Balance Sheet and include $2,121 for environmental matters related to Dielektra.

Such recorded liabilities do not include environmental liabilities and related legal expenses for which the Company has concluded indemnification agreements with the insurance carriers who provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at three sites for which certain subsidiaries of the Company have been named as potentially responsible parties, pursuant to which agreements such insurance carriers have been paying 100% of the legal defense and remediation costs associated with such three sites since 1985.

Included in cost of sales are charges for actual expenditures and accruals, based on estimates, for certain environmental matters described above. The Company accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated and when the outcome appears probable. The Company believes that the ultimate disposition of known environmental matters will not have a material adverse effect on the liquidity, capital resources, business or consolidated results of operations or financial position of the Company. However, one or more of such environmental matters could have a significant negative impact on the Company's consolidated results of operations or financial position for a particular reporting period.

16. Geographic Regions

The Company's printed circuit materials (the Nelco® product line) and the Company's advanced composite materials (the Nelcote® product line) are sold to customers in North America, Europe and Asia.

Sales are attributed to geographic region based upon the region from which the materials were invoiced to the customer. Sales between geographic regions were not significant.

Financial information regarding the Company's operations by geographic region follows:

	Fiscal Year		
	2008	2007	2006
Sales:			
North America	$123,087	$140,390	$124,365
Europe	28,399	34,870	34,372
Asia	90,366	82,117	63,514
Total sales	$241,852	$257,377	$222,251
Long-lived assets:			
North America	$ 25,069	$ 25,600	$ 27,769
Europe	4,552	4,659	9,077
Asia	26,747	25,331	20,105
Total long-lived assets	$ 56,368	$ 55,590	$ 56,951

17. Customer and Supplier Concentrations

a. *Customers*—Sales to Sanmina-SCI Corporation were 13.4%, 16.7% and 19.4% of the Company's total worldwide sales for fiscal years 2008, 2007 and 2006, respectively. Sales to TTM Technologies Inc. ("TTM") were 10.8%, 10.7% and 11.7% of the

Company's total worldwide sales for fiscal years 2008, 2007 and 2006, respectively. The sales to TTM during the 2007 and 2006 fiscal years included sales to Tyco Printed Circuit Group L.P., which was acquired by TTM during the Company's 2007 fiscal year. Sales to Multilayer Technology, Inc. were 7.9%, 8.6% and 10.4% of the Company's total worldwide sales for fiscal year 2008, 2007 and 2006, respectively.

While no other customer accounted for 10% or more of the Company's total worldwide sales in fiscal years 2008, 2007 and 2006, and the Company is not dependent on any single customer, the loss of a major printed circuit materials customer or of a group of customers could have a material adverse effect on the Company's business or consolidated results of operations or financial position.

b. *Sources of Supply*—The principal materials used in the manufacture of the Company's high-technology printed circuit materials and advanced composite materials products are specially manufactured copper foil, fiberglass cloth and synthetic reinforcements, and specially formulated resins and chemicals. Although there are a limited number of qualified suppliers of these materials, the Company has nevertheless identified alternate sources of supply for each of such materials. While the Company has not experienced significant problems in the delivery of these materials and considers its relationships with its suppliers to be strong, a disruption of the supply of material from a principal supplier could adversely affect the Company's business. Furthermore, substitutes for these materials are not readily available and an inability to obtain essential materials, if prolonged, could materially adversely affect the Company's business.

18. Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require, or permit, assets or liabilities to be measured at fair value. The Company expects to adopt SFAS 157 in the first quarter of the 2009 fiscal year. The Company does not expect SFAS 157 to have a material effect on the Company's Consolidated Financial Statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does expect the adoption of SFAS 159 to have a material effect on the Company's Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141R (revised 2007) which replaces SFAS No. 141, "Business Combinations" ("SFAS No. 141R"). This statement requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. This fair value approach replaces the original Statement 141's cost allocation process, whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. SFAS No. 141R requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under SFAS No. 141. The adoption of SFAS No. 141R will impact how the Company records future business combinations.

19. Subsequent Event

On April 1, 2008, the Company's new wholly owned subsidiary, Park Aerospace Structures Corp., acquired substantially all the assets and business of Nova Composites, Inc. located in Lynnwood, Washington for a cash purchase price of $4.5 million paid at the closing of the acquisition and up to an additional $5.5 million payable over five years depending on the achievement of specified earn-out objectives. Park Aerospace Structures Corp. designs and manufactures aircraft composite structures and components and the tooling for such structures and components. Park's new composite structures and components product line is marketed and sold as Park's Nova™ product line.

Selected Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)

	Quarter			
	First	Second	Third	Fourth
Fiscal 2008:				
Net sales	$57,077	$60,541	$63,653	$60,581
Gross profit	14,109	16,435	16,076	15,834
Net earnings	7,411	9,160	8,777	9,331
Basic earnings per share:				
Net earnings per share	$ 0.37	$ 0.45	$ 0.43	$ 0.46
Diluted earnings per share:				
Net earnings per share	$ 0.37	$ 0.45	$ 0.43	$ 0.46
Weighted average common shares outstanding:				
Basic	20,206	20,325	20,340	20,347
Diluted	20,235	20,405	20,452	20,362
Fiscal 2007:				
Net sales	$62,838	$66,518	$68,195	$59,826
Gross profit	16,363	16,044	17,241	14,459
Net earnings	8,894	12,544	9,529	8,824
Basic earnings per share:				
Net earnings per share	$ 0.44	$ 0.62	$ 0.47	$ 0.44
Diluted earnings per share:				
Net earnings per share	$ 0.44	$ 0.62	$ 0.47	$ 0.44
Weighted average common shares outstanding:				
Basic	20,135	20,183	20,189	20,194
Diluted	20,357	20,295	20,332	20,283

Earnings per share are computed separately for each quarter. Therefore, the sum of such quarterly per share amounts may differ from the total for the years.

Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of March 2, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on management's assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of March 2, 2008.

The independent registered public accounting firm that audited the Company's financial statements included in this Annual Report has issued an attestation report on the Company's internal control over financial reporting. That report appears in this Annual Report under the heading "Attestation Report of the Independent Registered Public Accounting Firm."

Safe Harbor Statement

This Report may contain "forward-looking statements", as defined under the Federal Securities Laws, including the Private Securities Litigation Reform Act of 1995. Certain portions of this Report which do not relate to historical financial information may be deemed to constitute forward-looking statements. Generally, you can identify forward-looking statements by the use of words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "goal", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue" and similar expressions or the negative or other variations thereof. Such forward-looking statements are based on current expectations that involve a number of uncertainties and risks that may cause actual events or results to differ materially from the Company's expectations or from results which might be projected, forecasted, estimated or budgeted by the Company in forward-looking statements. Factors that could cause actual events or results to differ materially include, but are not limited to, general conditions in the electronics industry, the Company's competitive position, the status of the Company's relationships with its customers, economic conditions in international markets, the cost and availability of utilities, and the various other factors set forth in Item 1A "Risk Factors" and under the caption "Factors That May Affect Future Results" after Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended March 2, 2008. These and other risks may be detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, its fiscal year 2008 Annual Report on Form 10-K and other SEC filings, copies of which may be obtained from www.sec.gov. The Company is under no obligation to (and expressly disclaims any such obligation to) update any of the information contained herein if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise.

Attestation Report of the Independent Registered Public Accounting Firm

Stockholders and Board of Directors of
Park Electrochemical Corp.

We have audited Park Electrochemical Corp. and subsidiaries (the "Company") internal control over financial reporting as of March 2, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Park Electrochemical Corp. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 2, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Park Electrochemical Corp. and subsidiaries as of March 2, 2008 and February 25, 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 2, 2008, and our report dated May 13, 2008 expressed an unqualified opinion on those consolidated financial statements.

Grant Thornton LLP

New York, New York
May 13, 2008

Stock Performance Graph

The graph set forth below compares the annual cumulative total return for the Company's five fiscal years ended March 2, 2008 among the Company, the New York Stock Exchange Market Index (the "NYSE Index") and a Morningstar, Inc. (formerly Hemscott, Inc.) index for electronic components and accessories manufacturers (the "Group Index") comprised of the Company and 237 other companies. The companies in the Group Index are classified in the same three-digit industry group in the Standard Industrial Classification Code system and are described as companies primarily engaged in the manufacture of electronic components and accessories. The returns of each company in the Group Index have been weighted according to the company's stock market capitalization. The graph has been prepared based on an assumed investment of $100 on February 28, 2003 and the reinvestment of dividends (where applicable).


$250
200
150
100
50
0
2003
2004
2005
2006
2007
2008
Park Electrochemical Corp.
Group Index
NYSE Index

	2003	2004	2005	2006	2007	2008
Park Electrochemical Corp.	$100.00	$176.27	$138.92	$215.54	$221.04	$193.25
Group Index	100.00	184.07	138.44	152.87	152.16	137.67
NYSE Index	100.00	142.60	155.33	173.34	196.06	192.34

Market for the Company's Common Equity and Related Stockholder Matters

The Company's common stock is listed and trades on the New York Stock Exchange (trading symbol PKE). (The common stock also trades on the Midwest Stock Exchange.) The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for the common stock as reported on the New York Stock Exchange Composite Tape and dividends declared on the common stock.

For the Fiscal Year Ended	Stock Price		Dividends
March 2, 2008	High	Low	Declared
First Quarter	$29.87	$25.68	$0.08
Second Quarter	33.99	26.05	1.58*
Third Quarter	37.17	28.16	0.08
Fourth Quarter	31.66	21.11	0.08

For the Fiscal Year Ended	Stock Price		Dividends
February 25, 2007	High	Low	Declared
First Quarter	$36.45	$28.05	$0.08
Second Quarter	34.29	23.05	1.08**
Third Quarter	33.70	25.40	0.08
Fourth Quarter	33.50	24.72	0.08

*During the 2008 fiscal year second quarter, the Company declared its regular quarterly cash dividend of $0.08 per share in June 2007, and in July 2007 the Company announced that its Board of Directors had declared a one-time, special cash dividend of $1.50 per share, payable August 22, 2007 to stockholders of record on August 1, 2007.

**During the 2007 fiscal year second quarter, the Company declared its regular quarterly cash dividend of $0.08 per share in June 2006, and in July 2006 the Company announced that its Board of Directors had declared a one-time, special cash dividend of $1.00 per share, payable August 22, 2006 to stockholders of record on August 1, 2006.

As of May 9, 2008, there were approximately 880 holders of record of common stock.

Corporate Information

Board of Directors

Dale Blanchfield
Former President of Electronics Division of The Bureau of Engraving Inc.

Lloyd Frank
Of Counsel
Troutman Sanders LLP

Brian E. Shore
Chairman of the Board
Park Electrochemical Corp.

Steven T. Warshaw
Former President, Chief Executive Officer and Chairman of the Board
M Cubed Technologies, Inc.

Corporate Officers

Brian E. Shore
President and Chief Executive Officer

Stephen E. Gilhuley
Executive Vice President, Secretary and General Counsel

P. Matthew Farabaugh
Vice President and Controller

Appointed Vice Presidents

Anthony W. DiGaudio
Vice President of Marketing and Sales

Margaret M. Kendrick
Vice President of Global Supplier Relations

Louis J. Stans
Vice President of Engineering, Quality and Research and Development

James B. Stewart
Vice President of Sales, North America

Corporate Information

Executive Offices
Park Electrochemical Corp.
48 South Service Road
Melville, New York 11747
631-465-3600

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 a.m. on Wednesday, July 16, 2008 at the offices of Park Electrochemical Corp., 48 South Service Road, Melville, New York.

Form 10-K
A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder, without charge, by writing to the Corporate Secretary at the Executive Offices.

Principal Outside Counsel
Skadden, Arps, Slate, Meagher & Flom, LLP
New York, New York

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
908-497-2300

Stock Listing
New York Stock Exchange
Trading Symbol: PKE

The NYSE requires that the chief executive officer of each listed company certify annually that he or she is not aware of any violation by the company of the NYSE's Corporate Governance listing standards. Such certification was made by the Company on August 15, 2007. Certifications by the Chief Executive Officer and Vice President and Controller of the Company pursuant to section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to the Company's Form 10-K Annual Report for the fiscal year ended March 2, 2008.

Web Site
www.parkelectro.com

Subsidiaries

Nelco Products, Inc.
Fullerton, California

Nelco Products Pte. Ltd.
Jurong, Singapore

Nelco Technology (Zhuhai FTZ) Ltd.
Zhuhai, China

Neltec Europe SAS
Mirebeau, France

Neltec, Inc.
Tempe, Arizona

Neltec SA
Lannemezan, France

New England Laminates Co., Inc.
Newburgh, New York

Park Advanced Composite Materials, Inc.
Waterbury, Connecticut

Park Aerospace Materials Corp.
Newton, Kansas

Park Aerospace Structures Corp.
Lynnwood, Washington

Designed by Curran & Connors, Inc. / www.curran-connors.com



END

PARK ELECTROCHEMICAL CORP.
48 South Service Road / Melville, NY 11747 / Tel: 631-465-3600 / Fax: 631-465-3100 / www.parkelectro.com